Exhibit d

Province of Saskatchewan

Current Description

November 2006

[MAP OMITTED]

        In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On November 21, 2006, the noon buying rate in New York City for Canadian dollars (“$”), as reported by the Federal Reserve Bank of New York, was $1.1474 = 1.00 United States dollar (“U.S. $”).

        Tonnes as used in this document refers to metric tons. One tonne is equivalent to 1.102311 short tons.

        In this document, the financial transactions of the general fund of the Government are recorded under the General Revenue Fund. (Refer to page 17 for further information.)

        The Government uses accrual accounting. The accrual accounting method recognizes financial transactions at the time they occur, regardless of whether any cash is received or paid. This method of accounting provides a complete picture of the total financial obligations resulting from decisions made during the year. The General Revenue Fund follows the accrual method except for defined benefit pension plan costs and receipts from the federal government for corporate and personal income taxes. During 2004–05 the Government adopted new standards of accounting for non-financial assets recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Under the new recommendations, tangible capital assets, inventories for consumption and prepaid expenses are recorded as non-financial assets and the cost of the use of these assets is recorded as an expense. Prior to 2004-05, expenditures included the cost of tangible capital assets and inventories received during the year.

The Canadian Dollar

        Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions.

        Recent high and low exchange rates for the Canadian dollar in terms of United States cents are as follows:

	2001	2002	2003	2004	2005	2006*

High	66.95	66.18	77.38	84.93	86.90	90.99
Low	62.42	61.99	63.50	71.59	78.72	85.28

Source: Bank of Canada – noon rate.
* First ten months only.

i

PROVINCE OF SASKATCHEWAN
Summary Economic and Financial Statistics

        The following information is qualified in its entirety by the more detailed information contained in this document. See also “General Revenue Fund Supplementary Financial Information — Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Position” commencing on page 33 for a discussion of the Provincial Auditor’s report accompanying the General Revenue Fund’s financial statements as at March 31, 2006, and for the year then ended.

	Calendar Year Ended December 31					Compound Annual
	2001	2002	2003	2004	2005	Growth Rate 2001-2005
	(Millions)
Economy
Gross Domestic Product at Current
Market Prices	$33,338	$34,639	$36,711	$40,078	$42,640	6.3%
Farm Cash Receipts	$6,491	$6,462	$5,814	$6,005	$6,355	(0.5)
Mineral Sales	$8,092	$8,881	$9,436	$10,982	$13,050	12.7
Manufacturing Shipments	$7,380	$7,399	$7,853	$9,180	$9,939	7.7
Exports	$24,092	$24,777	$25,078	$27,766	$30,385	6.0
Personal Income	$23,647	$24,101	$25,275	$26,875	$27,778	4.1
Population at July 1 (Thousands)	1,000	996	995	995	990	(0.3)
Unemployment Rate	5.8%	5.7%	5.6%	5.3%	5.1%	n/a
Change in Consumer Price Index [1]	3.1%	2.7%	2.3%	2.2%	2.3%	n/a
[1] 1992 = (100)
n.a. = not applicable

	Fiscal Year Ended March 31
	2002	2003	2004	2005	2006	Estimate 2007
	(Millions)
Government Finances – General Revenue Fund [1]
Budgetary surplus (deficit) [1]	$1	$1	$1	$383	$400	$102
Add (deduct) non-cash items
Amortization of foreign exchange gains and losses	17	10	4	2	2	2
Amortization of Capital Assets	0	0	0	104	135	144
Loss (gain) on loans and investments	0	2	80	2	2	2
Net change in non–cash operating activities	(127)	114	104	231	6	(138)
Earnings retained in sinking funds	(35)	(51)	(47)	(43)	(63)	(40)
Adjustment to accumulated deficit	0	0	(46)	(6)	11	0
Capital Activities
Cash (used for) Acquisition of capital assets	0	0	0	(150)	(218)	(241)
Investing Activities
Cash provided by (used for) investing activities	(62)	(7)	(220)	(167)	(102)	(222)
Cash Provided (Required)	$(206)	$69	$(124)	$356	$173	$(391)

[1]	Effective April 1, 2004, Budget estimates are provided on an expense basis. Actuals for prior years are provided on an expenditure basis and have not been restated to conform to the current year presentation. Refer to page 17 for an explanation of the change to the expense basis of presentation.
[2]	For information concerning the adverse effect on the reported budgetary surplus (deficit) of certain adjustments that are required in the opinion of the Provincial Auditor, see Notes 1–7 to the Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Position for the five years ended March 31, 2006, under “General Revenue Fund Supplementary Financial Information,” commencing on page 32.

ii

	Fiscal Year Ended March 31
	2002	2003	2004	2005	2006
	(Millions)
Debt – General Revenue Fund
Gross Debt	$12,087	$12,334	$12,591	$12,073	$11,933
Less: Equity in Sinking Funds	(917)	(886)	(947)	(944)	(1,105)
Guaranteed Debt	261	184	113	56	46
Total General Revenue Fund Debt	$11,431	$11,632	$11,757	$11,185	$10,874

        In this document statistics for the economy of the Province are set forth on a calendar year basis at current market prices, except as otherwise indicated. Economic statistics for recent years frequently are preliminary estimates, which are subject to adjustment. Financial statistics and information for the Government’s General Revenue Fund are set forth on a fiscal year basis of April 1 to March 31 of the following year, unless otherwise noted. Financial statistics and information for provincial Crown corporations are set forth on a fiscal year basis of January 1 to December 31 of the same year, unless otherwise noted. In this document, compound annual growth rates assume the first year as the base and are computed by distributing the aggregate amounts of growth during the period.

iii

PROVINCE OF SASKATCHEWAN

Introduction

        The Province of Saskatchewan (“Saskatchewan” or the “Province”) was established as a province of Canada in 1905. Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west. The Province shares its 650 kilometre southern border with the American states of North Dakota and Montana and its 450 kilometre northern border with the Northwest Territories of Canada. With a 1,250 kilometre distance from north to south, Saskatchewan covers an area of 652,330 square kilometres.

        The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes. A sizeable commercial forest region is located across the entire central part of Saskatchewan. The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province’s population resides. About one-half of all of Canada’s cultivated farm land is located in Saskatchewan.

        The population of Saskatchewan was approximately 985,386 on July 1, 2006, compared with approximately 989,957 on July 1, 2005 and 1,019,100 on July 1, 1996. The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 199,041 on July 1, 2005, and Saskatoon, with a population of approximately 235,840 as of the same date.

        The climate of Saskatchewan is generally dry with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan’s population, area and climate.

Saskatchewan Statistics

Population
    985,386 (July 1, 2006)

Major Urban Centres
    Regina
   •     Capital of Saskatchewan
   •     199,041 (July 1, 2005)
    Saskatoon
   •     Centre for Saskatchewan’s
          resource–based and advanced
          technology industries
   •     235,840 (July 1, 2005)

Population Density
    1 person per 0.66 square
    kilometre (0.25 per square mile)

Mean Temperatures Range (Regina)
    January      –11 to –22 degrees Celsius
    July              26 to 12 degrees Celsius

Mean Precipitation (Regina)
    January     15 millimetres
    July          59 millimetres
Year 364 millimetres	Area
   Land:
  •     570,700 square kilometres
         (220,350 square miles)
Fresh Water:
  •     81,630 square kilometres
         (31,520 square miles)
   Total:
  •     652,330 square kilometres
         (251,870 square miles)
   Farm Land:
  •     268,655 square kilometres
         (103,730 square miles)
   Cultivated Farm Land:
  •     202,470 square kilometres
         (78,170 square miles)
   Commercial Forests:
  •     126,300 square kilometres
(48,760 square miles)

Sources:  Saskatchewan Bureau of Statistics, Statistics Canada.

Constitutional Framework of Canada

        Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments. Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the “Constitution”) from the United Kingdom to Canada.

        Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

        Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Legislatures can also raise revenue through taxation in respect of non–renewable natural resources, forestry resources and sites and facilities for electricity production and generation. Each province owns minerals and other resources on its provincial Crown lands and may own sub–surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non–renewable natural resources, forestry resources and electricity generation. Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

        The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation. Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance. It also has authority over matters not assigned to the provincial legislatures.

Provincial Government

        The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General in turn is appointed by a commission under the Great Seal of Canada. The Executive Council, which includes the Premier and the Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government. Members of the Executive Council hold seats in the Legislative Assembly.

        Saskatchewan’s Legislative Assembly has 58 seats and is elected for a term of five years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles. The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier. The most recent Provincial election was held on November 5, 2003, and resulted in a majority for the New Democratic Party as the Government of Saskatchewan. The representation in the Legislative Assembly at November 1, 2006 was as follows: New Democratic Party, 30 seats; Saskatchewan Party, 27 seats; and, vacant, 1 seat.

OVERVIEW OF THE ECONOMY

Introduction

        Saskatchewan has a modern, open and diversified economy. Approximately two–thirds of the total value of all goods and services produced in the Province are exported. Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods. While many of the goods and service producing industries are directly or indirectly related to agriculture and natural resources, the Provincial economy continues to diversify into information age activities such as high technology, bio–technology and financial and other services. The Province’s abundance of renewable and non–renewable resources has made it the largest producer of wheat, second largest producer of crude oil and third largest natural gas producer in Canada. Saskatchewan is also one of the world’s leading suppliers of potash and uranium.

        Saskatchewan’s economy grew at an annual real rate of 3.0 percent in 2005 largely due to higher commodity prices and crop production. Canada’s real Gross Domestic Product (“GDP”) increased by 2.9 per cent in the same year.

        Mining is the largest sector among Saskatchewan’s goods-producing industries. The dominant mineral products of the Province include crude oil, potash, natural gas and uranium. The number of oil wells drilled increased by 15.6 per cent and the value of oil sales increased by 18.3 per cent in 2005 because of stronger oil prices. The value of potash sales rose by 24.5 per cent in the same year. The value of natural gas sales increased by 27.4 per cent as a result of strong natural gas prices in 2005 while the number of gas wells drilled declined by 7.8 per cent in 2005.

        Manufacturing is the second largest sector of Saskatchewan’s goods–producing industries. In 2005, Saskatchewan’s manufacturing shipments increased by 8.3 per cent.

        Agriculture is the third largest sector among Saskatchewan’s goods–producing industries. Saskatchewan farmers harvested 30.7 million tones of the major grains and oilseeds in 2005, about 17.1 per cent more than the harvest in 2004.

        Saskatchewan farm cash receipts amounted to $6.4 billion in 2005, up 5.8 per cent from 2004. Realized net farm income, which is the income left with farmers after deducting operating expenses and depreciation costs from farm cash receipts, amounted to $315.6 million largely reflecting higher livestock cash receipts and government payments.

        Retail sales increased by 7.5 per cent and wholesale trade increased 13.9 per cent in the same year. New vehicle sales went up by 1.1 per cent in 2005.

        Saskatchewan’s employment level increased by 0.8 per cent or 3,800 jobs in 2005. In Canada, employment increased by 1.4 per cent or 222,700 jobs in the same year.

        Saskatchewan’s unemployment rate averaged 5.1 per cent in 2005. The national unemployment rate averaged 6.8 per cent in the same year.

        The inflation rate of the Province, as measured by the rate of increase in the Consumer Price Index, was 2.3 per cent in 2005 compared to Canada’s inflation rate of 2.2 per cent.

        The following table sets forth a summary of economic indicators for Saskatchewan and for Canada for the five years ended December 31, 2005.

Summary of Economic Indicators

	Calendar Year Ended December 31					Compound Annual Growth Rate
	2001	2002	2003	2004	2005	2001-2005

Gross Domestic Product – Saskatchewan
Current Market Prices (Millions)	$33,338	$34,639	$36,711	$40,078	$42,640	6.3%
Annual Rate of Change	(1.3)%	3.9%	6.0%	9.2%	6.4%	n/a
Per Capita	$33,334	$34,782	$36,905	$40,284	$43,073	6.6%
Chained 1997 Prices (Millions)	$30,465	$30,582	$31,654	$32,906	$33,884	2.7%
Annual Rate of Change	(1.9)%	0.4%	3.5%	4.0%	3.0%	n/a
Per Capita	$30,461	$30,708	$31,822	$33,075	$34,228	3.0%

Gross Domestic Product – Canada
Current Market Prices (Millions)	$1,108,048	$1,154,204	$1,216,191	$1,290,185	$1,368,726	5.4%
Annual Rate of Change	2.9%	4.2%	5.4%	6.1%	6.1%	n/a
Per Capita	$35,719	$36,790	$38,395	$40,332	$42,376	4.4%
Chained 1997 Prices (Millions)	$1,038,702	$1,070,789	$1,092,388	$1,124,428	$1,157,446	2.7%
Annual Rate of Change	1.8%	3.1%	2.0%	2.9%	2.9%	n/a
Per Capita	$33,484	$34,131	$34,486	$35,150	$35,835	1.7%

Consumer Price Index [1]
(Annual Percentage Change)
Saskatchewan	3.1%	2.7%	2.3%	2.2%	2.3%	n/a
Canada	2.5%	2.2%	2.8%	1.8%	2.2%	n/a

Population (July 1)(Thousands)
Saskatchewan	1,000	996	995	995	990	(0.3)%
Canada	31,021	31,373	31,676	31,989	32,299	1.0%

Unemployment Rate
Saskatchewan	5.8%	5.7%	5.6%	5.3%	5.1%	n/a
Canada	7.2%	7.7%	7.6%	7.2%	6.8%	n/a
[1] 1992 = (100)
n.a. = not applicable
Sources: Saskatchewan Bureau of Statistics, Statistics Canada

Gross Domestic Product

        Saskatchewan’s real GDP measured in chained 1997 dollars increased at a compound average annual rate of 2.7 per cent in the period from 2001 to 2005. Measured in current market prices, Saskatchewan’s GDP grew at a compound average annual rate of 6.3 per cent in the same period. In 2005, Saskatchewan’s real GDP increased by 3.0 per cent.

        The following table sets forth the composition of the Province’s GDP both at current market prices and in chained 1997 dollars for the five years ended December 31, 2005.

Gross Domestic Product

	Year Ended December 31					Compound Annual Growth Rate
	2001	2002	2003	2004	2005	2001-2005
	(Millions)

Gross Domestic Product
Current Market Prices
Personal Expenditure on Goods
and Services	$18,525	$19,522	$20,407	$21,093	$22,169	4.6%
Government Expenditure on Goods
and Services	7,074	7,516	7,851	8,253	8,702	5.3%
Gross Fixed Capital Formation	7,304	7,006	7,360	7,628	8,029	2.4%
Value of Physical Change in Inventories:
Non–Farm	179	218	242	240	433	n/a
Farm Inventories and Grain in
Commercial Channels	(749)	(696)	520	846	641	n/a
Exports of Goods and Services	24,092	24,777	25,078	27,766	30,385	6.0%
Less: Imports of Goods and Services	22,913	23,394	24,390	25,611	27,593	4.8%
Residual Error and Adjustment	(174)	(310)	(357)	(137)	(126)	n/a
Total	$33,338	$34,639	$36,711	$40,078	$42,640	6.3%
Gross Domestic Product
Chained 1997 Dollars
Personal Expenditure on Goods
and Services	$17,236	$17,715	$18,163	$18,492	$19,090	2.6%
Government Expenditure on Goods
and Services	6,391	6,609	6,752	6,893	7,129	2.8%
Gross Fixed Capital Formation	6,915	6,536	6,974	7,135	7,465	1.9%
Value of Physical Change in Inventories:
Non-Farm	121	185	136	198	367	n/a
Farm Inventories and Grain in
Commercial Channels	(774)	(151)	1,219	1,371	1,524	n/a
Exports of Goods and Services	21,626	21,197	21,402	22,701	23,513	2.1%
Less: Imports of Goods and Services	21,044	21,381	22,687	23,753	25,042	4.4%
Residual Error and Adjustment	(160)	(274)	(309)	(113)	(102)	n/a
Total	$30,465	$30,582	$31,654	$32,906	$33,884	2.7%
n.a. = not applicable
Note: Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics

Capital Expenditure

        Gross fixed capital formation increased at a compound average annual rate of 2.4 per cent over the period from 2001 to 2005. Investment in finance and insurance increased by 9.1 per cent; transportation and warehousing, 5.5 per cent; and mining and oil and gas extraction, 5.2 per cent.

        The following table sets forth information on Saskatchewan’s gross fixed capital formation for the five years ended December 31, 2005.

Gross Fixed Capital Formation

	Year Ended December 31					Compound Annual Growth Rate
	2001	2002	2003	2004	2005	2001-2005
	(Millions)
Agriculture [1]	$897	$624	$691	$657	$658	(7.5)%
Mining [2]	1,836	1,563	2,030	2,335	2,250	5.2
Construction	90	101	77	76	85	(1.4)
Manufacturing	406	630	703	250	289	(8.1)
Transportation & Warehousing	361	409	268	364	447	5.5
Information and Cultural Services	208	234	152	173	220	1.4
Utilities	573	439	398	373	621	2.0
Retail and Wholesale Trade	337	282	302	333	282	(4.4)
Finance and Insurance [3]	1,466	1,605	1,733	1,971	2,079	9.1
Commercial Services	196	211	227	183	183	(1.7)
Institutions	408	381	342	313	280	(9.0)
Public Administration	528	528	439	602	638	4.8
Total	$7,306	$7,007	$7,362	$7,630	$8,032	2.4%
[1] Includes forestry, fishing, trapping and hunting.
[2] Includes oil and natural gas extraction, potash, uranium and other minerals.
[3] Includes real estate and other services not shown above.
Components will not add to total.
Source: Saskatchewan Bureau of Statistics

Exports and Imports

        Crude oil, manufactured goods, potash and grains are Saskatchewan’s principal exports, accounting for 22.9 per cent, 14.8 per cent, 8.9 per cent and 8.0 per cent, respectively, of total exports in 2005. For the five years ended December 31, 2005, total exports increased by an average of 6.0 per cent per year while imports increased by an average of 4.8 per cent per year.

        The following table sets forth details of Saskatchewan’s exports and imports at current market prices for the five years ended December 31, 2005.

Trade with the Rest of Canada and Abroad

	Year Ended December 31					Compound Annual Growth Rate
	2001	2002	2003	2004	2005	2001-2005
	(Millions)
Exports
Grain	$3,662	$3,155	$2,720	$2,894	$2,440	(9.7)%
Crude Oil	3,989	4,864	4,963	5,697	6,972	15.0
Potash	1,622	1,719	1,629	2,167	2,698	13.6
Manufactured Goods to the
Rest of Canada	3,395	3,448	3,950	4,219	4,484	7.2
Other	11,424	11,591	11,816	12,789	13,791	4.8
Total Exports	$24,092	$24,777	$25,078	$27,766	$30,385	6.0%

Imports
Crude Oil	$715	$723	$815	$1,042	$1,095	11.2%
Manufactured Goods from the
Rest of Canada	5,521	5,521	5,889	5,998	5,908	1.7
Other	16,677	17,150	17,686	18,571	20,590	5.4
Total Imports	$22,913	$23,394	$24,390	$25,611	$27,593	4.8%
Source: Saskatchewan Bureau of Statistics

Labour Force and Employment

        Saskatchewan’s unemployment rate remained well below the national unemployment rate in 2005. The national unemployment rate stood at 6.8 per cent in 2005, while Saskatchewan’s unemployment rate was 5.1 per cent in the same year.

        In the first nine months of 2006, Saskatchewan’s seasonally adjusted unemployment rate has averaged 5.0 per cent, compared to the national average unemployment rate of 6.4 per cent over the same period. Thus far, total employment in the Province increased by 3,000 compared with the same period last year.

        The following table sets forth selected labour force statistics for Saskatchewan and Canada for the five years ended December 31, 2005.

Labour Force Statistics

	Year Ended December 31					Compound Annual Growth Rate
	2001	2002	2003	2004	2005	2001-2005
	(Thousands, Except Percentages)
Labour Force
Saskatchewan	489	497	504	507	509	1.0%
Canada	16,111	16,580	16,954	17,183	17,343	1.9%

Employed
Saskatchewan	461	468	475	480	484	1.2%
Canada	14,947	15,308	15,665	15,950	16,170	2.0%

Unemployed
Saskatchewan	28	28	28	27	26	(2.1)%
Canada	1,164	1,272	1,289	1,234	1,173	0.2%

Unemployment Rate
Saskatchewan	5.8%	5.7%	5.6%	5.3%	5.1%	n/a
Canada	7.2%	7.7%	7.6%	7.2%	6.8%	n/a

Participation Rate
Saskatchewan	65.7%	66.9%	67.8%	68.0%	68.1%	n/a
Canada	65.9%	66.9%	67.5%	67.6%	67.2%	n/a
n.a. = not applicable
Source: Statistics Canada

        Approximately 22,900 net new jobs were created in the Province in the period from 2001 to 2005. Mining, construction and wholesale and retail trade were the leaders in terms of job creation during the period in review.

        The following table sets forth selected statistics of employment by industry for the Province.

Employment by Industry

	Year Ended December 31					Compound Annual Growth Rate
	2001	2002	2003	2004	2005	2001-2005
	(Thousands)
Goods–Producing Industries
Agriculture	51	49	46	47	47	(2.0)%
Mining	16	15	17	19	19	3.5
Construction	23	25	23	24	26	3.2
Manufacturing	29	28	27	29	30	1.5
Subtotal	119	117	114	119	122	0.7

Service Industries
Transportation, Communication,
Utilities and Storage	28	28	26	28	30	1.3
Wholesale and Retail Trade	72	76	77	76	78	2.0
Finance, Insurance and Real Estate	27	27	28	27	26	(1.1)
Business and Community Services	188	195	204	205	201	1.7
Public Administration	27	25	26	25	27	0.3
Subtotal	342	351	361	361	362	1.4
Total	461	468	475	480	484	1.2%
Note: Components may not add due to rounding
Source: Saskatchewan Bureau of Statistics

Personal Income

        Saskatchewan personal income increased at a compound average annual rate of 4.1 per cent over the period from 2001 to 2005. The following table sets forth personal income for Saskatchewan for the five years ended December 31, 2005.

Personal Income

	Year Ended December 31					Compound Annual Growth Rate
	2001	2002	2003	2004	2005	2001-2005
	(Millions)
Wages, Salaries and Supplementary
Labour Income	$14,177	$14,833	$15,633	$16,290	$17,260	5.0%
Net Income Received by Farm Operators
from Farm Production	50	72	289	898	464	n/a
Net Income of Non–Farm Unincorporated
Business [1]	1,953	2,000	2,043	2,115	2,224	3.3
Interest, Dividends and Miscellaneous
Investment Income	3,167	2,831	2,772	2,865	2,969	(1.6)
Others	4,300	4,365	4,538	4,707	4,861	3.1
Total	$23,647	$24,101	$25,275	$26,875	$27,778	4.1%
[1] Includes rent.
Source: Saskatchewan Bureau of Statistics

Economic Structure

        The following table sets forth Saskatchewan’s real GDP at factor cost by industry for the five years ended December 31, 2005.

Gross Domestic Product at Basic Prices by Industry in Millions of Chained 1997 Dollars

	Year Ended December 31					Per Cent of 2005	Compound Annual Growth Rate
	2001	2002	2003	2004	2005	Total	2001–2005
	(Millions)
Goods–Producing Industries
Agriculture, forestry, fishing
and hunting	$1,919	$1,538	$1,916	$2,075	$2,214	7.0%	3.6%
Mining [1]	3,936	3,879	4,060	4,131	4,228	13.4%	1.8%
Utilities [2]	784	818	814	817	842	2.7%	1.8%
Manufacturing	2,166	2,024	2,032	2,227	2,336	7.4%	1.9%
Construction	1,628	1,588	1,674	1,730	1,776	5.6%	2.2%
Subtotal	$10,432	$9,847	$10,496	$10,981	$11,396	36.1%	2.2%

Services Industries
Transportation and Warehousing	$1,975	$2,010	$2,068	$2,163	$2,277	7.2%	3.6%
Finance, Insurance and
Real Estate	4,786	4,941	5,005	5,101	5,187	16.4%	2.0%
Wholesale and Retail Trade	3,130	3,305	3,408	3,506	3,750	11.9%	4.6%
Information & Cultural Industries	936	1,018	1,052	1,074	1,107	3.5%	4.3%
Services	5,634	5,740	5,846	5,931	6,060	19.2%	1.8%
Public Administration	1,662	1,725	1,728	1,734	1,773	5.6%	1.6%
Subtotal	$18,122	$18,739	$19,108	$19,508	$20,153	63.9%	2.7%

Gross Domestic Product at
Basic Prices	$28,555	$28,587	$29,604	$30,489	$31,549	100.0%	2.5%
[1]	Includes oil, potash, uranium, natural gas and other minerals.
[2]	Utilities have been reclassified from service industries to goods–producing industries. Prior years data have been adjusted accordingly.
Note: Components may not add due to rounding. GDP at factor cost and GDP at market prices differ by the amount of
“indirect taxes net of subsidies.”
Source: Statistics Canada.

Agriculture

        Based on the 2001 Census of Agriculture, Saskatchewan has 50,598 farms with an average size of 1,283 acres. With slightly less than half of the total land area of the Province utilized for farming, the Province has approximately half of the cultivated farm land in all of Canada.

        Historically, wheat has been Saskatchewan’s largest single grain crop in terms of volume and value. Between 1996 and 2005, wheat accounted for 34.7 per cent of all crops grown in the Province and represented over half of all the wheat grown in Canada. In 2005, wheat’s share accounted for 28.9 per cent of the total Saskatchewan crop harvest. Other major grains and oilseeds such as durum, barley and canola accounted for 48.5 per cent of total crop production in 2005. Specialty crops such as mustard, lentils and peas accounted for 13.3 per cent of the total harvest in 2005.

Crop Production

	Calendar Year Ended December 31										1996 to 2005 10 year
	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	Average
	(Millions of Tonnes)
Wheat	12.8	9.6	7.9	10.4	8.7	7.4	4.5	7.2	8.3	8.9	8.6
Durum	3.8	3.5	4.7	3.4	4.8	2.5	2.9	3.2	3.9	4.9	3.8
Barley	5.4	4.4	4.3	4.9	5.3	3.7	2.5	4.4	5.0	5.3	4.5
Canola	2.2	2.7	3.2	4.0	3.4	2.1	1.7	2.7	2.9	4.6	3.0
Specialty Crops [1]	1.6	1.8	2.5	2.8	3.3	2.1	1.6	2.4	4.0	4.1	2.6
Other [2]	2.5	2.1	2.7	2.7	2.4	2.1	1.7	2.0	2.0	2.9	2.3
Total	28.3	24.1	25.3	28.2	27.9	19.9	14.9	21.9	26.1	30.7	24.8
[1]	Includes mustard, sunflowers, lentils, field peas and canary seed.
[2]	Includes oats, fall rye, spring rye, flax and mixed grain.
Source: Statistics Canada.
Note: Components may not add due to rounding.

        Livestock production is also important in Saskatchewan. Approximately one-quarter of the total Canadian beef cattle herd is located in the Province. Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

        Farm cash receipts from crop production totalled $3.2 billion in 2005, with wheat, durum and canola accounting for $1.8 billion, or 57.2 per cent, of the year’s total cash receipts from crop sales. Farm cash receipts from the sale of livestock and livestock products amounted to $1.8 billion in 2005, with cattle and calves accounting for $1.1 billion, or 63.4 per cent, of the year’s total cash receipts from livestock sales.

        The following table sets forth Saskatchewan’s farm cash receipts for the five years ended December 31, 2005.

Farm Cash Receipts

	Year Ended December 31					Compound Annual Growth Rate
	2001	2002	2003	2004	2005	2001–2005
	(Millions)
Crops
Wheat and Durum	$1,805	$1,679	$1,083	$1,288	$1,077	(12.1)%
Canola	749	719	704	734	730	(0.6)
Barley	371	248	168	277	250	(9.3)
Other Crops [1]	859	1,101	897	1,030	1,100	6.4
Subtotal	$3,784	$3,748	$2,852	$3,329	$3,158	(4.4)

Livestock & Livestock Products
Cattle & Calves	$1,148	$1,138	$774	$826	$1,125	(0.5)
Hogs	233	244	257	333	314	7.8
Other Livestock and Livestock Products [2]	305	327	329	326	336	2.4
Subtotal	$1,687	$1,710	$1,360	$1,485	$1,775	1.3

Supplementary, Deficiency, Stablization,
Insurance and Other Payments	$1,020	$1,004	$1,601	$1,190	$1,422	8.7

Total Farm Cash Receipts	$6,491	$6,462	$5,814	$6,005	$6,355	(0.5)%
[1]	Includes net deferments.
[2]	Includes sheep, lambs, dairy products, poultry, eggs and other livestock products.
Note: Components may not add due to rounding.
Source: Statistics Canada.

        Total farm revenue is made up of three components: crop receipts, livestock receipts and government program payments. Crop receipts amounted to $3.2 billion in 2005, down 5.1 per cent from 2004. Farm cash receipts from livestock sales amounted to $1.8 billion in the same year, up 19.5 per cent from 2004. Government payments in 2005 amounted to $1.4 billion compared with the $1.2 billion provided by both the federal and provincial governments to farmers in 2004.

        Saskatchewan’s 2005 realized net farm income amounted to $315.6 million, compared with $83.5 million in 2004. Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

Mining and Petroleum/Natural Gas

        In 2005, the total value of mineral sales amounted to $13.0 billion, an increase of 18.8 per cent from the prior year. Crude oil, natural gas and potash accounted for 87.9 per cent of the total value of mineral sales in 2005.

        In the first six months of 2006, total sales of crude oil amounted to $3.7 billion, an increase of 29.6 per cent from the comparable period in 2005. Sales of natural gas increased by 0.9 per cent for the first six months of 2006.

        The following table sets forth Saskatchewan’s value and volume of mineral sales for the five years ended December 31, 2005.

Mineral Sales

	Year Ended December 31					Compound Annual Growth Rate
	2001	2002	2003	2004	2005	2001–2005
	(Millions of Dollars Unless Otherwise Indicated)
Value of Mineral Sales [1]
Oil	$3,748	$4,715	$4,811	$5,651	$6,672	15.5%
Natural Gas	1,268	932	1,558	1,645	2,096	13.4%
Potash	1,622	1,718	1,632	2,167	2,698	13.6%
Other [2]	1,454	1,516	1,435	1,518	1,584	2.2%
Total	$8,092	$8,881	$9,436	$10,982	$13,050	12.7%

Volume of Mineral Sales [1]
Oil (millions of barrels)	156	154	153	155	153	(0.5)%
Natural Gas (millions of cubic metres)	6,588	6,537	7,011	7,283	7,216	2.3%
Potash (thousands of tonnes)	7,785	8,145	8,791	9,998	9,539	5.2%
[1]	In prior years, separate data has been shown for both value and volume of sodium sulphate sales. This data is no longer available for the current year or for prior years.
[2]	Other includes Uranium, Gold, Silver, Sodium Sulphate, Cadmium, Selenium, Tellurium, Zinc, Copper, Salt,
Coal, Sand and Gravel.
Note: Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics and Saskatchewan Industry and Resources.

        Oil.    Saskatchewan is the second largest crude oil producing province in Canada. At December 31, 2005, remaining economically recoverable reserves in the Province were estimated at 1,176 million barrels of crude oil. This estimate is subject to change with price fluctuations and technological improvements.

        The volume of Saskatchewan oil sales decreased at a compound annual rate of 0.5 per cent from 2001 to 2005 while the value of oil sales increased by 15.5 per cent in the same period.

        Saskatchewan crude oil production is of light, medium and heavy gravity. Approximately 15 to 20 per cent of Saskatchewan’s crude is sold within the Province (primarily to the NewGrade Upgrader, Husky Upgrader and Moose Jaw Asphalt plant) while 10 to 15 per cent is sold to refineries in Eastern Canada. The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent.)

        Both the NewGrade and Husky Upgraders are designed to produce an output of light synthetic crude oil from a feedstock of blended heavy crude oil. In 2005, NewGrade used approximately 19.0 million barrels of crude oil feedstock. During the same year, the Husky Upgrader used approximately 23 million barrels of blended heavy oil.

        In addition to local companies, a large number of multinational oil and gas companies are actively involved in exploration and development in the Province. From 2001 to the end of 2005, 9,195 oil wells were drilled in Saskatchewan, resulting in approximately $7.1 billion in expenditures on oil exploration and development in the Province. The oil industry has experienced success with deep drilling discoveries and is adopting technological improvements. For example, horizontal drilling and screw pump technology can significantly improve recovery rates and lower operating costs for many reservoirs in Saskatchewan. In 2005, 2,011 oil wells were drilled in the Province. A total of 831 oil wells have been drilled in the first six months of 2006.

        Natural Gas.    The volume of Saskatchewan natural gas sales increased at a compound average annual rate of 2.3 per cent from 2001 to 2005, while the value of natural gas sales increased by 13.4 per cent in the same period. The natural gas industry in the Province invested approximately $1.45 billion in the period from 2001 to 2005 exploring for and developing natural gas reserves. During this period, 9,334 natural gas wells were drilled.

        Potash.    Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years. Potash production in Saskatchewan is highly mechanized and relatively low-cost because of the regularity and thickness of deposits and the predictability of ore grades.

        In recent years, Saskatchewan potash production has accounted for about 31 per cent of the world’s output. Approximately 50 per cent of Saskatchewan’s potash production is exported to the United States. The value of Saskatchewan potash sales increased by 25.0 per cent to $2.7 billion in 2005. The Saskatchewan government implemented changes in 2005 to the potash tax system to promote sales and investment by the potash industry. As a result of the tax changes, the industry is expected to spend $600 million to increase potash production capacity by 15 per cent during the 2005 to 2009 period.

        Uranium.    Saskatchewan is the world’s largest producer of uranium and possesses high grade, low cost uranium resources. In 2005, uranium was produced at three facilities (Key Lake-McArthur River, Rabbit Lake and McClean Lake) located in the northern part of Saskatchewan.

        Current and planned expansion of the Province’s uranium supply capability includes the McClean Lake, McArthur River and Rabbit Lake mines and the Midwest and Cigar Lake projects. Of the current mines, McClean Lake commenced production in June 1999. Mining activities resumed in 2005 with the development of the Sue A deposit and the Sue E deposits. The McArthur River project began production in December 1999 with the ore being processed at the Key Lake mill. Mining operations were temporarily suspended for three months in 2003 to correct a water inflow problem. Mine production returned to full capacity in 2004 and an application to expand production capacity at Key Lake and McArthur River is under review. The Rabbit Lake mine was restarted in July 2002 following a two-year shutdown. With the identification of additional reserves, production will remain at current levels into 2007 and an application to process Cigar Lake uranium solution is currently under review. The Cluff Lake mine ceased production in December 2002 and is finalizing decommissioning. Of the future mine expansion projects, Cigar Lake and Midwest received initial environmental assessment approval in March 1998. Cigar Lake was granted a full construction license to proceed in December 2004. In October 2006, a water inflow occurred and the mine was allowed to flood. The initial forecast production date of late 2007 is expected to be delayed one or two years pending remediation activities. In June 2006 the announcement was made that the Midwest project will proceed and the mine is forecast to begin production in 2009/2010.

Manufacturing

        The value of Saskatchewan’s manufacturing shipments reached $9.9 billion in 2005, up 8.3 per cent from 2004.

        Manufacturing activity has been traditionally based on agriculture. Food processing is the largest component of the manufacturing sector, accounting for about 20.0 per cent of total manufacturing activity in 2005. Saskatchewan’s manufacturing sector also produces farm machinery and chemical products. The further processing of primary products such as grain, livestock, forest products and oil is a growing component of Saskatchewan’s manufacturing sector.

        Saskatchewan’s high technology industry is centred in Saskatoon. Satellite control technology, telecommunications, data communications and agricultural biotechnology products are produced in the Province for domestic and international sale.

Value of Manufacturing Shipments

	Year Ended December 31					Compound Annual Growth Rate
	2001	2002	2003	2004	2005	2001–2005
	(Millions)
Food Processing	$1,763	$1,938	$2,045	$2,152	$1,993	3.1%
Chemicals and Chemical Products	716	667	793	908	1,076	10.7%
Electrical and Electronic	389	206	170	161	161	(19.8)%
Wood	314	354	412	681	836	27.7%
Metal Fabrication	397	398	407	450	474	4.5%
Machinery	628	718	697	736	751	4.6%
Non–Metallic Minerals	93	85	89	97	99	1.8%
Other	3,080	3,032	3,241	3,995	4,549	10.2%
Total	$7,380	$7,399	$7,853	$9,180	$9,939	7.7%
Note: Components may not add due to rounding.
Source: Statistics Canada

Service Industries

        The service industries form the largest component of the Province’s economy. Services contribute a substantial part of the Province’s economic growth and create the vast majority of jobs. Services accounted for approximately 74.8 per cent of total employment in the Province in 2005.

        This sector is comprised of six industries, namely: business, personal and community services; finance, insurance and real estate; wholesale and retail trade; transportation; communication and utilities; and, public administration.

        Of these, the biggest sector in terms of output share and employment is business, personal and community services. Output from the business, personal and community services sector accounts for one-fifth of the entire economy and approximately four out of ten jobs in the Province. This segment of the industry consists of:  education and related services; heath care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and, accommodation and food.

        Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 16.4 per cent of the entire Saskatchewan economy in 2005. This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

FINANCES OF THE GOVERNMENT

Introduction

        The Saskatchewan Government (“Government”) has general authority for the administration of provincial activities and functions within the Province. Responsibility for a variety of such activities and functions has been ceded to local government bodies and agencies under authority of a number of provincial statutes. Responsibilities of the Government not ceded to local government bodies are carried out directly by the Government and through a number of funds and provincial Crown corporations.

Funds

        The General Revenue Fund financial statements have been designed primarily to provide an accounting of the financial resources appropriated by the Saskatchewan Legislative Assembly. The General Revenue Fund is the general fund of the Government to which all public monies received are credited except where the Legislative Assembly has directed otherwise. Substantially all of the debt of the Government is incurred pursuant to The Financial Administration Act, 1993 and is repayable from the General Revenue Fund.

        The General Revenue Fund financial statements are not intended to be summary financial statements that provide a full accounting of the financial affairs and resources of all the entities for which the Government is responsible. Only those transactions pertaining to the receipt of money from or payment of money to the General Revenue Fund are reflected in these statements. The financial transactions of other Crown entities, such as provincial Crown corporations, agencies, boards, and commissions, are reported separately from the financial transactions of the General Revenue Fund. See the “Government of Saskatchewan Summary Financial Statements” contained within Exhibit (e) Volume 1 of the Public Accounts.

        A variety of special purpose and other funds are administered by the Government. Included within these funds are pension plans, funds held in trust for third parties under various arrangements and special purpose funds. The assets, liabilities and residual balances of these funds are maintained and reported separately from those of the General Revenue Fund.

        The General Revenue Fund’s fiscal year begins on April 1 and ends on March 31. Revenue is recorded on the accrual basis except for receipts from the federal government for corporate and personal income taxes. Expenses are recorded on an accrual basis except for defined benefit pension plan costs.

        During 2004-05 the Government adopted new standards of accounting for non-financial assets recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Under the new recommendations, tangible capital assets, inventories held for consumption and prepaid expenses are recorded as non-financial assets and the cost of the use of these assets is recorded as an expense. Prior to 2004-05, expenditures included the cost of tangible capital assets and inventories received during the year.

        Each year the Minister of Finance presents a budget to the Legislative Assembly that provides estimates of the Government’s planned activities during the fiscal year for the General Revenue Fund. The estimates of expenses in each fiscal year are voted by the Legislative Assembly, with the exception of those expenses for which provision has been made previously by legislation, such as amounts required to service the debt of the Government.

        The accounts and financial statements of the Province are examined by the Provincial Auditor who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

General Revenue Fund Statement of Cash Requirements and Financing

        The following table summarizes cash requirements and financing of the General Revenue Fund for the five fiscal years ended March 31, 2006, and the Budget Estimate for fiscal year 2007.

General Revenue Fund Statement of Cash Requirements and Financing

	Fiscal Year Ended March 31
	2002	2003	2004	2005	2006	Estimated 2007
	(Millions)
Cash Requirements

Operating Activities
Revenue	$6,059	$6,457	$6,558	$7,792	$8,217	$7,727
Expenditures	6,338	6,374	6,768	7,027	7,678	7,700
Transfers (to) from Fiscal Stabilization Fund	280	(82)	211	(382)	(139)	75
Budgetary Surplus (Deficit) [1]	1	1	1	383	400	102
Add (deduct) Non–Cash Items
Amortization of Foreign Exchange Gains and Losses	17	10	4	2	2	2
Amortization of Capital Assets	0	0	0	104	135	144
Loss on Loans and Investments	0	2	80	2	2	2
Net Change in Non–Cash Operating Activities	(127)	114	104	231	6	(138)
Earnings Retained in Sinking Funds	(35)	(51)	(47)	(43)	(63)	(40)
Adjustment to Accumulated Deficit	0	0	(46)	(6)	11	0
Cash provided by (used for) Operating Activities	(144)	76	96	673	493	72

Capital Activities
Acquisition of Capital Assets	0	0	0	(150)	(218)	(241)

Investing Activities
Receipts	441	504	363	450	465	316
Disbursements	503	511	583	617	567	538
Cash (required for) provided by
Investing Activities	(62)	(7)	(220)	(167)	(102)	(222)
Cash provided (required)	$(206)	$69	$(124)	$356	$173	$(391)

Financing Activities
Proceeds from Debt	$1,329	$844	$1,124	$986	$829	$1,493
Repayment of Debt	(1,028)	(405)	(642)	(1,395)	(1,014)	(1,283)
Proceeds from (repayment of) Debt	301	439	482	(409)	(185)	210
Increase (decrease) in Deposits Held	(326)	(285)	(209)	411	179	(75)
Decrease (increase) in Cash & Temporary Investments	231	(223)	(149)	(358)	(167)	256
Total Financing	$206	$(69)	$124	$(356)	$(173)	$391
[1] See Notes 1-7 commencing on page 33.

Fiscal Year 2006 Results

        On June 29, 2006, the Minister of Finance released the financial results for the General Revenue Fund for the fiscal year ended March 31, 2006.

        Total General Revenue Fund revenue of $8,217.6 million for the fiscal year ended March 31, 2006 increased by $425.7 million, or 5.5 per cent, from the previous fiscal year. The increase in revenue is due primarily to higher taxation revenue, higher than expected non-renewable resource revenue from oil and natural gas and increased revenue from the Canada Health Transfer and the Canada Social Transfer. These increases have been partially offset by substantially lower revenues from the federal Equalization program. The General Revenue Fund expenses (operating expenses plus debt servicing expenses) of $7,678.1 million increased by $651.4 million, or 9.3 per cent, over the previous year primarily due to significant spending increases in Health, Learning, a grant for SaskEnergy Incorporated and general increases across the majority of executive government. The $139.0 million transfer from the General Revenue Fund to the Fiscal Stabilization Fund resulted in a General Revenue Fund surplus of $400.5 million for fiscal year 2006, compared to a surplus of $382.6 million for fiscal year 2005. Net cash provided by operations and investments in fiscal year 2006 was $173 million, compared to net cash provided by operations and investments of $356 million in the previous year.

Fiscal Year 2007 Budget Estimate

        On April 6, 2006, the Minister of Finance tabled the Budget Address and Estimates for the fiscal year ending March 31, 2007. The Budget Estimates for the General Revenue Fund for fiscal year 2007 (the “Budget”) project total revenue of $7,727.2 million, total expenses of $7,700.3 million, a transfer from the Fiscal Stabilization Fund (“FSF”) of $75.0 million and a budgetary surplus of $101.9 million. This is estimated to be the thirteenth consecutive balanced budget for the Province since fiscal year 1995. Net cash required for operations and investments for fiscal year 2007 is estimated to be $391.0 million.

        Operating expense in the 2006-07 Budget is estimated to be up by $555.4 million, or 8.4 per cent, from the Approved 2005-06 Budget. This increase was applied generally across most government departments with significant increases in the areas of: Health ($285.8 million); Learning and Advanced Education & Employment ($75.1 million); Community Resources ($41.8 million); and, Government Relations ($40.3 million).

        Revenue is estimated to be up $719.7 million, or 10.3 per cent, from the Approved 2005-06 Budget. This increase is expected to be generated primarily from:

°	increased Corporation and Individual Income Tax and Sales Tax;
°	increased national allocations for Canada Health and Social Transfer payments; and,
°	a higher forecast average price for oil.

        These increases are partially offset by a reduction in the dividend from the Crown Investments Corporation and lower Equalization payments.

        2006-07 interest expense (or debt servicing costs) of $551.0 million is $37.0 million, or 6.3 per cent, lower than the Approved 2005-06 Budget due primarily to savings from lower than estimated debt levels during 2005-06.

        2006-07 borrowing requirements are estimated at $1,492.6 million; $1,118.0 million for government requirements, primarily refinancing maturing debt, and $374.6 million for Crown corporations. Debt retirement is estimated at $1,282.9 million, resulting in an increase in gross debt of $209.7 million.

        The 2007 Budget estimated total debt (gross debt plus guaranteed debt less equity in sinking funds) at March 31, 2007 to be $11,005.2 million compared to $10,918.6 million forecast at March 31, 2006, an increase of $86.6 million, or 0.8 per cent. Government total debt was estimated to be $7,204.9 million at March 31, 2007 compared with $7,249.3 million forecast at March 31, 2006, a decrease of $44.4 million. The decrease in estimated government total debt is due to an increase in cash provided by operations. Crown corporation total debt was estimated to be $3,800.3 million at March 31, 2007 compared with $3,669.3 million forecast at March 31, 2006, an increase of $131.0 million.

        During the period April 1 to December 1, 2006, the Government issued and sold debentures and bonds totalling $825.249 million. On May 9, 2006, the Government issued $22.01 million 4.75 per cent debentures to the Canada Pension Plan Investment Board (“CPPIB”) due May 9, 2016. On May 26, 2006, the Government issued $200 million 4.75 per cent debentures in the Canadian public market due June 1, 2040. On June 2, 2006, the Government issued $23.557 million 4.59 per cent debentures to the CPPIB due June 2, 2016. On July 4, 2006, the Government issued $15.552 million 4.90 per cent debentures to the CPPIB due July 4, 2016. On July 15, 2006, the Government issued $256.8 million 5 year, 4.0 per cent Series 15 Saskatchewan Savings Bonds and redeemed $292.5 million of previous series savings bonds, for a net reduction in savings bonds outstanding of $35.7 million. On August 8, 2006, the Government issued $7.33 million 4.86 per cent debentures to the CPPIB due August 8, 2016. On August 23, 2006, the Government issued $300 million 4.5 per cent debentures in the Canadian public market due August 23, 2016.

On November 3, 2006, the Government issued $1.1 million 4.35 per cent debentures to the CPPIB due November 3, 2016. On November 3, 2006, the Government issued $9.935 million 4.15 per cent debentures to the CPPIB due November 3, 2011. On December 1, 2006, the Government issued $2.466 million 4.04 per cent debentures to the CPPIB due December 1, 2011.

        The 2006-07 Budget continues reporting Summary Financial Budget Details that provide a bottom line forecast for all entities over which the Government has control, such as Crown corporations and other entities. The Budget uses a full accrual accounting model for reporting capital costs in both the GRF and the Summary Financial Statements. Since 2004-05, under this full accrual accounting model, the full cost of capital is no longer included in the expenses within the fiscal year. Rather, the capital is included as part of the Government’s assets. The annual cost of using the asset (i.e. amortization) is recognized as an expense in the annual spending.

        In 2004-05 the Government introduced the new Statement of Change in Net Debt. The Government’s change in net debt is a measure of whether the revenues raised were sufficient to cover government spending. This Statement effectively tracks what were previously referred to as the surplus or deficit and the accumulated deficit (i.e. net debt) under the previous accounting model. Net Debt is forecast to be $6.7 billion at March 31, 2007, $0.3 billion or 3.9 per cent lower than the 2005-06 Budget estimate.

Fiscal Year 2007 1st Quarter Report

        On July 26, 2006, the Minister of Finance released the 1st Quarter Financial Report for the fiscal year ending March 31, 2007. The Report forecasts total revenue of $7,800.1 million, total expenses of $7,812.6 million, total transfers from the Fiscal Stabilization Fund (“FSF”) of $75.0 million and a budgetary surplus of $62.5 million.

        Total revenues are forecast to be up $72.9 million from Budget primarily reflecting higher oil and natural gas revenues partially offset by lower potash revenues. Total expenses are forecast to be up $112.3 million from Budget, primarily reflecting increased spending in the priority areas of Agriculture and Food and Highways and Transportation.

        Total debt is forecast to be $10.9 billion, down $45.5 million from Budget reflecting a $103.9 million decrease in Crown corporation debt partially offset by a $58.4 million increase in government purpose debt.

Fiscal Year 2007 Mid-Year Report

        On November 16, 2006, the Minister of Finance released the Mid-Year Financial Report (the “Report”) for the fiscal year ending March 31, 2007. The Report forecasts total revenue of $8,129.5 million, total expenses of $8,095.0 million and a budgetary surplus of $34.5 million with no transfer from the Fiscal Stabilization Fund (“FSF”).

        Revenue is forecast to be $402.3 million, or 5.2 per cent, higher than the Budget estimate. Increased revenue is forecast from: taxation ($171.9 million), primarily Corporation Capital, Corporation Income and Individual Income Taxes; non-renewable resources ($101.0 million), primarily natural gas and oil; increased federal transfers ($80.9 million); and, other own-source revenue ($48.5 million). While sales tax is also forecast to be up $60.2 million from Budget, this increase is offset by a forecast $136.1 million decrease in sales tax for the remainder of fiscal 2006-07 due to the recently announced reduction of the provincial sales tax from 7 per cent to 5 per cent. The full year impact of this policy change, including associated changes in the tobacco tax rate and investment tax credits, is estimated to be $325 million annually. Additional recently announced tax policy initiatives which reduce the small business tax rate, change the dividend tax credit and index the personal income tax system for 2007 will further reduce taxation revenue by $6 million in 2006-07.

        Operating expenses are forecast to increase by $324.7 million, or 4.5 per cent, from the Budget estimate offset by decreased interest costs of $10.0 million. Operating expenses are forecast to increase primarily due to: labour market training, retention and recruitment, and facility development ($93.0 million); housing and infrastructure development ($149.8 million); financial assistance and other services ($98.3 million); and, justice system expenses ($7.0 million). These increases are partially offset by savings in other areas. In addition, the Saskatchewan Infrastructure Fund of $100 million will be established, $20 million of which will be spent in the current fiscal year.

        The amount forecast for the FSF transfer during the year has been reversed from a $75.0 million transfer from the FSF to no transfer from the FSF. Further, the forecast FSF cash balance of $887.5 million at March 31, 2007 will be fully cash funded during fiscal 2006-07. As a result, future transfers out of the FSF into the GRF will no longer result in an increase in government purpose debt.

        Total debt at March 31, 2007 is forecast to be $10,806.4 million, $154.5 million less than the $10,960.9 million estimated in the Budget.

        The fiscal year 2007 financing requirements are projected to be $1,472.4 million, $20.1 million lower than the Budget estimate reflecting a $188.7 million increase in general government requirements and a $208.8 million decrease in Crown corporation requirements.

General Revenue Fund Revenue

        The General Revenue Fund receives revenue from taxes, non–renewable resources, other provincial sources and other governments.

        The following table sets forth General Revenue Fund revenue by major sources for each of the previous five fiscal years ended March 31, 2006, and the Budget Estimate for fiscal year 2007. Also included is the percentage composition of major revenue sources for the Budget Estimate for fiscal year 2007.

General Revenue Fund Revenue 1

	Fiscal Year Ended March 31
	2002	2003	2004	2005	Actual 2006	Budget Estimate 2007	Percentage of Total Revenue 2007
	(Thousands)
Taxation
Corporation Capital	$363,204	$379,093	$371,479	$381,289	$524,650	$427,100	5.5%
Corporation Income	145,338	178,267	310,573	257,679	393,629	361,400	4.7
Individual Income	1,196,410	1,429,757	1,245,763	1,329,081	1,447,905	1,494,000	19.3
Sales	770,984	813,932	854,480	985,079	1,112,350	1,097,000	14.2
Fuel	353,765	331,512	356,773	361,039	376,426	371,300	4.8
Tobacco	120,049	158,472	176,747	187,029	171,107	165,400	2.2
Other	72,429	77,067	81,881	88,019	89,751	94,700	1.2
Total	3,022,179	3,368,100	3,397,696	3,589,215	4,115,818	4,010,900	51.9%
Non–Renewable Resources
Oil	555,337	862,318	774,488	906,938	1,124,952	989,800	12.8%
Potash	179,658	175,061	120,179	305,494	277,967	279,100	3.6
Natural Gas	129,067	152,728	210,455	212,440	269,074	186,000	2.4
Other	38,982	53,542	35,840	49,319	49,106	56,900	0.8
Total	903,044	1,243,649	1,140,962	1,474,191	1,721,099	1,511,800	19.6%
Transfers from Government
Entities and Other Revenues
Crown Investments Corporation	200,000	300,000	200,000	268,000	221,000	160,000	2.1%
Liquor & Gaming Authority	315,710	328,680	360,766	361,044	351,673	334,100	4.3
Other Enterprises and Funds	45,627	63,811	53,484	55,420	41,214	42,500	0.5
Motor Vehicles Fees	117,898	116,964	119,412	121,549	135,183	128,700	1.7
Sales, Services, and Service Fees	75,094	72,268	91,960	84,548	89,389	84,000	1.1
Licences and Permits	41,100	42,350	46,426	54,154	41,800	35,600	0.5
Other Own–Source Revenue	101,336	120,063	114,740	117,400	235,011	96,000	1.2
Total	896,765	1,044,136	986,788	1,062,115	1,115,270	880,900	11.4%
Transfers from the
Federal Government
Equalization	492,017	(9,215)	41,284	581,570	88,672	0	0.0%
Canada Health and
Social Transfer [2]	608,908	668,211	750,558	0	0	0	0.0
Canada Health Transfer	0	0	0	452,396	659,558	760,800	9.8
Canada Social Transfer	0	0	0	262,742	298,756	348,400	4.5
Health Reform Fund	0	0	0	46,732	0	0	0.0
Other Federal Payments	136,161	141,824	241,110	322,859	218,379	214,400	2.8
Total	1,237,086	800,820	1,032,952	1,666,299	1,265,365	1,323,600	17.1%
Total General Revenue
Fund Revenue	$6,059,074	$6,456,705	$6,558,398	$7,791,820	$8,217,552	$7,727,200	100%
[1]	See “General Revenue Fund Statement of Operations and Accumulated Deficit” commencing on page 35.
[2]	In 2004-05, the Canada Health and Social Transfer was separated into the Canada Health Transfer and the Canada
Social Transfer.

        Total General Revenue Fund revenue for fiscal year 2006 increased by $425.7 million, or 5.5 per cent, from fiscal year 2005 to $8,217.6 million. Total General Revenue Fund revenue for fiscal year 2007 is estimated at $7,727.2 million, a decrease of $490.4 million, or 6.0 per cent, from fiscal year 2006 actual revenue.

        Taxation.  Provincial taxes include personal and corporate income taxes, corporate capital taxes and sales, tobacco, fuel and other taxes. Tax revenue is estimated to total $4,010.9 million, or 51.9 per cent, of total General Revenue Fund revenue for fiscal year 2007, a decrease of $104.9 million, or 2.5 per cent, from fiscal year 2006 actual revenue. The decrease is primarily due to lower sales, corporate income and corporate capital tax revenues, partially offset by higher individual income tax revenue.

        Non–Renewable Resources.   Non-renewable resource revenue is collected by the Government in respect of the production of crude oil, natural gas, potash, uranium and other minerals. Non-renewable resource revenue is estimated to total $1,511.8 million, or 19.6 per cent, of General Revenue Fund revenue for fiscal year 2007, a decrease of 12.2 per cent, from fiscal year 2006 actual revenue. The decrease is primarily due to lower price forecasts for oil and natural gas in fiscal 2007.

        Transfers from Government Entities and Other Revenues.   The Budget Estimate includes a provision for a Crown Investments Corporation (CIC) transfer of $160 million in fiscal year 2007 as compared to $221 million in fiscal 2006 actual revenue. This reflects the decision to decrease the annual CIC dividend payment and other one–time impacts in fiscal 2006. Transfers from Government entities and other revenues include dividends from Provincial Crown Entities, motor vehicle fees, charges for service, licenses and permits and others. These revenues of the Province are estimated at $880.9 million, or 11.4 per cent, of General Revenue Fund revenue for fiscal year 2007, a decrease of $234.4 million, or 21.0 per cent, from the prior year. The change is primarily due to decreases in the transfer from CIC and the dividend from the Saskatchewan Liquor and Gaming Authority (SLGA) and unexpected revenue from net budgeting in the Departments of Highways and Transportation and Property Management in fiscal 2006.

        Transfers from Crown Entities have been principally from CIC and the SLGA. The Government determines the timing and level of transfers from CIC to the extent of available income or surplus. The Budget Estimate includes a provision for a CIC transfer of $160 million in fiscal year 2007 as compared to the $175 million budgeted for in fiscal 2006. The transfer from the SLGA includes net income for the year. In fiscal 2007, this amount is estimated to be $334.1 million.

        Transfers from the Federal Government.   Transfers from the Government of Canada consist of payments made to the Province to assist in financing a number of programs. Transfer payments from the federal government amounted to $1,265.4 million in fiscal year 2006. These transfers are estimated to total $1,323.6 million, or 17.1 per cent, of General Revenue Fund revenue in fiscal year 2007, an increase of $58.2 million, or 4.6 per cent, from 2005-06 actual revenue.

        One component of federal transfer payments to Saskatchewan is Equalization which is made to those provinces that have a below average capacity to raise revenue based on a five–province standard. Equalization payments received by the Government in fiscal year 2006 totalled $88.7 million and are estimated at $0 million for fiscal year 2007.

        The new federal Equalization framework establishes total provincial entitlements for 2006-07 at $11.5 billion. The interim allocation for 2006-07 is based on the average of the past three years (2003-04 to 2005-06). A 50 per cent weighting on the per capita allocation and 50 per cent weighting on the provincial share of Equalization entitlements were used to allocate the national Equalization entitlement. Saskatchewan will receive a fixed sum of $0 million in 2006-07, a historically low amount due to the recent strength of our natural resource revenues.

        Unconditional federal transfer payments made under the Canada Health Transfer (CHT) and Canada Social Transfer (CST) are authorized by the Federal–Provincial Fiscal Arrangements Act, 1977. These federal programs provide “block funding” to all provinces in support of health care, post–secondary education and social assistance. Combined, these transfers are expected to be $1,109.2 million for fiscal year 2007, an increase of $150.9 million, or 15.7 per cent, from the 2006 actual amount of $958.3 million.

        The 2006-07 CHT Budget Estimate is $101.2 million higher than the 2005-06 actual revenue. This is largely due to growth in the national allocation for the CHT, associated Equalization for the tax point transfer in support of social programs and other adjustments, including changes in the value of tax points, one component in the determination of provincial CHT cash entitlements.

        The 2006-07 CST Budget Estimate is $49.6 million higher than the 2005-06 actual revenue. This is largely due to the ramp up of the 2003 Multilateral Framework on Early Learning and Child Care, associated Equalization for the tax point transfer in support of social programs and other adjustments, including changes in the value of tax points, one component in the determination of provincial CST cash entitlements.

General Revenue Fund Expense

        The following table provides a breakdown of the General Revenue Fund expense on government programs and services for the five fiscal years ended March 31, 2006, and includes the Budget Estimate for fiscal year 2007.

General Revenue Fund Expense 1, 2
(unaudited)

	Fiscal Year Ended March 31
	2002	2003	2004	2005	Actual 2006	Budget Estimate 2007	Percentage of Total Revenue 2007
	(Thousands)
Agriculture and Food	$396,534	$311,970	$332,388	$391,566	$422,390	$264,936	3.4%
Community Resources	620,509	607,099	605,027	603,048	630,819	602,415	7.8
Environment	180,995	180,324	178,335	133,171	146,030	179,739	2.3
Finance	211,501	222,470	235,598	242,537	247,447	259,862	7.2
Servicing the Public Debt	616,811	611,394	602,702	578,847	544,666	551,000	3.4
Health	2,199,753	2,342,835	2,515,823	2,773,961	2,990,625	3,178,583	41.3
Highways and Transportation	309,306	294,492	293,732	260,832	263,938	288,930	3.8
Justice	174,185	184,284	194,659	202,314	217,415	231,945	3.0
Education [3]	1,093,420	1,085,613	1,256,112	1,299,940	1,472,946	1,510,155	19.6
Other Expense	534,962	533,364	554,039	540,487	741,810	632,727	8.2
Total	$6,337,976	$6,373,845	$6,768,415	$7,026,703	$7,678,086	$7,700,292	100.0%
[1]	See “General Revenue Fund Statement of Operations and Accumulated Deficit” commencing on page 35.
[2]	Effective April 1, 2004, Budget estimates are provided on an expense basis. Actuals for prior years are provided on an expenditure basis and have not been restated to conform to the current year presentation. Refer to page 17 for an explanation of the change to the expense basis of presentation.
[3]	Includes the departments of Advanced Education & Employment and Learning (including Teachers’ Pensions and Benefits).

        In fiscal year 2007, 72.4 per cent of the General Revenue Fund estimated total expense is for transfer payments to individuals (e.g. social assistance) or organizations such as health authorities, school boards, and municipalities for their operating, pension and capital requirements. Government organizations account for 14.1 per cent of the estimated expense, 4.6 per cent is for benefits and pensions and 1.7 per cent is for the amortization of government owned assets and infrastructure. The remaining 7.2 per cent of the estimated total expense is for servicing government debt. General Revenue Fund expenses do not include debt servicing costs incurred by the Government on behalf of Crown entities which are responsible for reimbursing the General Revenue Fund.

        Agriculture and Food.    The Department’s estimated total expense for fiscal year 2007 is $264.9 million, a decrease of $157.5 million, or 37.3 per cent, from fiscal year 2006 actual expense. The decrease largely reflects fully funding 2004 and 2005 CAIS programs in 2005-06.

        Community Resources and Employment.    The Department’s estimated total expense for fiscal year 2007 is $602.4 million, a decrease of $28.4 million, or 4.5 per cent, from fiscal year 2006 actual expense. The decrease largely reflects a transfer of responsibilities, to the Departments of Advanced Education and Employment and Learning, resulting from government reorganization.

        Environment.    The Department’s estimated total expense for fiscal year 2007 is $179.7 million, an increase of $33.7 million, or 23.1 per cent, from fiscal year 2006 actual expense. The increase primarily reflects savings in 2005-06 from the forest fire management program.

        Finance.    The Department’s estimated total expense for fiscal year 2007 is $259.9 million, an increase of $12.4 million, or 5.0 per cent, from fiscal year 2006 actual expense due mainly to increased costs for pension and benefit programs.

        Servicing Government Debt.    Costs for servicing government debt for fiscal year 2007 are estimated to be $551.0 million, an increase of $6.3 million, or 1.2 per cent, from fiscal year 2006 actual costs. The increase is mainly due to higher forecast interest rates.

        Health.    The Department’s estimated total expense for fiscal year 2007 is $3,178.6 million, an increase of $188.0 million, or 6.3 per cent, from fiscal year 2006 actual expense. The increase largely reflects utilization and collective agreement cost increases for health care programs and maintaining services delivered by regional health authorities.

        Highways and Transportation.    The Department’s estimated total expense for fiscal year 2007 is $288.9 million, an increase of $25.0 million, or 9.5 per cent, from fiscal year 2006 actual expense. The increase primarily reflects increases for the preservation of the transportation system.

        Justice.    The Department’s estimated total expense for fiscal year 2007 is $231.9 million, an increase of $14.5 million, or 6.7 per cent, from fiscal year 2006 actual expense due largely to increased funding for RCMP services and crime prevention programs.

        Education.    Estimated total expense for education for fiscal year 2007 is $1,510.2 million, an increase of $37.2 million, or 2.5 per cent, from fiscal year 2006 actual expense. The increase largely reflects a transfer of responsibilities from other departments resulting from government reorganization.

        Other Expenses.    The other category includes expenses for industry and economic development, government relations, aboriginal affairs and departments serving central government functions. The category’s estimated total expense for fiscal year 2007 is $632.7 million, a decrease of $109.1 million, or 14.7 per cent, from fiscal year 2006 expense primarily resulting from government reorganization.

Transfers To/From The Fiscal Stabilization Fund

        The 2000-01 Budget established the Fiscal Stabilization Fund (the “FSF”) to safeguard the fiscal position of the Province from year to year. The FSF was established through legislation with an initial appropriation from the General Revenue Fund of $775.0 million in fiscal year 2001. The 2006-2007 Budget estimated transfers from the FSF in fiscal year 2007 of $75.0 million and a balance of $812.5 million at the end of the year.

        The following table displays transfers to and from the FSF for the five fiscal years ended March 31, 2006. Transfers into the FSF are shown as a positive number and transfers from the FSF are shown as a negative number.

Transfers to (from) the Fiscal Stabilization Fund

	Fiscal Year Ended March 31
	2002	2003	2004	2005	2006	Budget Estimate 2007
	(Thousands)
Fiscal Stabilization Fund	$(280,000)	$82,000	$(211,000)	$382,500	$139,000	$(75,000)

General Revenue Fund Investing Activities

        Investing activities of the General Revenue Fund include loans to and investments in Crown entities, other organizations, individuals and agricultural land held for resale. Cash required for investing activities for fiscal year 2006 was $101.9 million as compared to $167.4 million required in fiscal year 2005. Cash required for investing activities for fiscal year 2007 is estimated at $222.2 million. The changes in 2006 and 2007 are related primarily to changes in loans to Crown corporations and other loans.

Financing and Debt Management

        Saskatchewan’s financing activities involve the raising of funds through the issue and sale of Province of Saskatchewan securities, changes in deposits held and changes in cash and temporary investments. Funds raised are used to assist in the financing of the capital budgets of, and to provide a temporary credit facility for, Crown corporations as well as for general government purposes (which includes General Revenue Fund operations and other non-Crown corporation agencies). Crown corporations are responsible for reimbursing the General Revenue Fund for the costs of servicing the interest and principal associated with debt borrowed on their behalf. In addition to direct borrowing in the name of the Province, the Government provides loan guarantees for certain purposes such as bonds issued in the name of Crown corporations that are offered for sale to Saskatchewan residents.

        At March 31, 2006, gross debt of the General Revenue Fund amounted to $11,933.3 million as compared to $12,072.9 million at March 31, 2005. Approximately 33 per cent of the gross debt of the General Revenue Fund at March 31, 2006, was reimbursable from and was incurred for Crown corporations. Approximately 67 per cent of the General Revenue Fund gross debt at March 31, 2006, was incurred for general government purposes.

        Approximately 97 per cent of the gross debt of the General Revenue Fund was denominated in Canadian dollars while about 3 per cent was denominated in U.S. dollars at March 31, 2006. Included in the debt denominated in Canadian dollars are certain financing transactions that involved borrowing in foreign currencies and swapping or hedging the liability into Canadian dollars to eliminate the foreign exchange rate risk to the General Revenue Fund. (Foreign exchange adjustments resulted in a decrease in gross debt of $11.7 million at March 31, 2006, compared to a decrease of $110.1 million at March 31, 2005).

        Securities issued and sold include Province of Saskatchewan promissory notes and debentures. At March 31, 2006, promissory notes and debentures outstanding were $150.8 million and $11,782.5 million, respectively. Promissory notes and debentures outstanding at March 31, 2005, were $202.7 million and $11,870.2 million, respectively.

        During fiscal year 2006, the Government issued and sold $493.0 million in debentures for general government purposes. During the same period, the Government redeemed outstanding debentures issued for general government purposes totalling $767.4 million.

        During the year, $336.5 million in debentures were issued and sold for the purposes of Crown corporations. Redemptions of debentures issued for Crown corporations amounted to $195.1 million during fiscal 2006 and promissory notes outstanding for Crown corporations decreased by $51.9 million.

        The Government’s sinking funds totalled $1,105.1 million at March 31, 2006. Contributions to the Government’s sinking funds amounted to $135.1 million in fiscal year 2006.

        The following table sets forth the debt of the General Revenue Fund (including guarantees) for the five fiscal years ended March 31, 2006.

	Total Debt [1]
	At March 31
	2002	2003	2004	2005	2006
	(Thousands)
Promissory Notes
(for the purpose of)
Crown Corporations [2]	$237,795	$253,455	$204,826	$202,626	$150,760
General Government Purposes [3]	164,205	144,045	30,174	74	40
Total [4]	402,000	397,500	235,000	202,700	150,800
Debentures
(for the purpose of)
Crown Corporations [2]	3,683,308	3,568,542	3,618,515	3,616,114	3,788,094
General Government Purposes [3]	8,001,698	8,368,330	8,737,885	8,254,082	7,994,414
Total	11,685,006	11,936,872	12,356,400	11,870,196	11,782,508
Gross Debt	12,087,006	12,334,372	12,591,400	12,072,896	11,933,308
Less: Equity in Sinking Funds
(for the purpose of)
Crown Corporations	312,913	195,220	211,114	235,376	307,869
General Government Purposes [3]	604,004	690,949	736,422	708,582	797,231
Total	916,917	886,169	947,536	943,958	1,105,100
	11,170,089	11,448,203	11,643,864	11,128,938	10,828,208

Guaranteed Debt	260,836	184,067	113,408	55,996	46,122
Debt plus Guaranteed Debt	$11,430,925	$11,632,270	$11,757,272	$11,184,934	$10,874,330
[1]	Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.
[2]	These enterprises are responsible for reimbursing the General Revenue Fund for the repayment of principal and interest.
[3]	Debt for General Government Purposes is incurred for the general purposes of, and is repayable out of, the General Revenue Fund.

        The following table sets forth the allocation of gross debt of the General Revenue Fund for the five fiscal years ended March 31, 2006.

	Gross Debt by Allocation [1]
	At March 31
	2002	2003	2004	2005	2006
	(Thousands)
Crown Corporations
Agricultural Credit Corporation of Saskatchewan	$39,351	$23,617	$9,100	$0	$0
Crown Investments Corporation of Saskatchewan	175,027	20,919	0	0	0
Education Infrastructure Financing Corporation	0	38,224	0	0	0
Information Services Corporation of Saskatchewan	54,336	64,606	60,880	47,000	36,500
Investment Saskatchewan Inc.	0	0	20,919	20,919	20,919
Municipal Financing Corporation of Saskatchewan	24,575	12,798	14,391	12,148	13,301
Saskatchewan Crop Insurance Corporation	0	113,000	177,000	221,579	153,000
Saskatchewan Housing Corporation	139,959	99,955	83,004	83,004	83,004
Saskatchewan Opportunities Corporation	165,201	145,800	156,968	0	3,000
Saskatchewan Power Corporation	2,007,664	2,030,784	2,093,792	2,236,451	2,457,131
Saskatchewan Property Management Corporation	5,500	5,500	5,500	0	0
Saskatchewan Telecommunications
Holding Corporation	463,462	451,042	412,521	393,574	393,574
Saskatchewan Water Corporation	42,242	53,266	57,579	60,336	33,391
SaskEnergy Incorporated	803,786	762,486	731,687	743,729	745,034
Total Crown Corporations	3,921,103	3,821,997	3,823,341	3,818,740	3,938,854
General Government Purposes	8,165,903	8,512,375	8,768,059	8,254,156	7,994,454
Gross Debt	$12,087,006	$12,334,372	$12,591,400	$12,072,896	$11,933,308
[1]	Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.

        The following table sets forth the composition of debentures issued and redeemed by the General Revenue Fund for the five fiscal years ended March 31, 2006.

Composition of Debentures Issued and Redeemed 1
(unaudited)

	Fiscal Year Ended March 31
	2002	2003	2004	2005	2006
	(Millions)
Total Debentures Issued	$1,329.5	$843.8	$1,124.4	$986.5	$829.5
Total Debentures Redeemed	797.3	400.2	480.0	1,362.6	962.5
Increase (Decrease) in Debentures	$532.2	$443.6	$644.4	$(376.1)	$(133.0)
[1]	All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

        The following table sets forth the composition of outstanding debentures of the General Revenue Fund for the five fiscal years ended March 31, 2006.

Composition of Debentures Outstanding 1

	Fiscal Year Ended March 31
	2002	2003	2004	2005	2006
	(Millions)
Debentures Outstanding
To the Public	$10,465.3	$10,786.2	$11,274.8	$10,892.9	$10,897.1
To the Canada Pension Plan	1,219.6	1,150.7	1,081.6	977.3	885.4
Other Obligations	0.1	0.0	0.0	0.0	0.0
Total	$11,685.0	$11,936.9	$12,356.4	$11,870.2	$11,782.5
[1]	All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

        The Canada Pension Plan (“CPP”) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate. Prior to January 1, 1998, surplus contributions to the CPP were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government. The rate of interest charged by the CPP was generally lower than the rate available to the Saskatchewan government in the public market for debt of comparable maturity as CPP rates were based on the federal government long term, public market borrowing costs.

        In 1997, the federal government passed legislation which took effect January 1, 1998 and changed the nature of CPP borrowing. The legislation specifies that surplus CPP funds must be invested in a diversified portfolio of securities, at arm’s length from government. While provinces continue to have access to CPP funds, they are now required to pay rates comparable to their own cost of borrowing, rather than the federal long term rate.

        Provincial securities sold to the CPP prior to July 1, 2005 are payable 20 years after their respective dates of issue. Effective July 1, 2005, no new loan capital is available to provinces. However, provinces are permitted to roll over maturing securities and may choose the term of the new securities within the parameters of not less than five years and not more than 30 years.

        The securities are not negotiable, transferable or assignable but, if issued prior to July 1, 2005, may be redeemed by the CPP in whole or in part, before maturity, under certain circumstances. The securities are callable in whole or in part, before maturity, at the option of the Province.

        The following table summarizes various Provincial Government debt indicators at year end for the five fiscal years ended March 31, 2006.

Debt Indicators
(unaudited)

	At March 31
	2002	2003	2004	2005	2006
Total debt of the General Revenue Fund

Per Capita [1]	$11,478	$11,694	$11,818	$11,298	$11,035
As a Percentage of Saskatchewan Gross Domestic
Product [2]	34.3%	33.6%	32.0%	27.9%	25.5%

Total debt of the General Revenue Fund –
General Government Purpose Portion [3]

Per Capita [1]	$7,817	$8,017	$8,181	$7,677	$7,350
As a Percentage of General Revenue Fund Revenue	128.5%	123.5%	124.1%	97.5%	88.1%
As a Percentage of Saskatchewan Gross Domestic
Product [2]	23.4%	23.0%	22.2%	19.0%	17.0%

Annual Interest Payments on the General
Government Purpose Portion of Gross Debt of
the General Revenue Fund

As a Percentage of General Revenue Fund Revenue	10.2%	9.5%	9.2%	7.4%	6.6%
[1]	Debt plus guaranteed debt per capita for 2002 through 2006 are calculated by dividing the debt at March 31 by the population of the Province on July 1 of the same calendar year.
[2]	Debt plus guaranteed debt as a percentage of Saskatchewan’s GDP are calculated by dividing the debt at March 31 by the Province’s current GDP for the previous calendar year.
[3]	Debt plus guaranteed debt of the General Revenue Fund – General Government Purpose Portion does not include debt incurred by the General Revenue Fund on behalf of Crown entities for which the crown entities are responsible for reimbursing the General Revenue Fund.

        The following table sets forth the debt maturity schedule, by principal amount and currency of payment, of the General Revenue Fund gross debt at March 31, 2006.

Debt Maturity Schedule

Fiscal Year ending March 31	Canadian Dollar Debt	U.S. Dollar Debt (Canadian Dollars) [1]	Total (Canadian Dollars)
	(Thousands)
2007	$1,394.4	$0.0	$1,394.4
2008	879.4	0.0	879.4
2009	703.9	0.0	703.9
2010	941.9	0.0	941.9
2011	792.6	0.0	792.6
1 – 5 years	$4,712.2	$0.0	$4,712.2

2012-2016	3,181.0	58.3	3,239.3
2017-2021	625.7	145.9	771.6
2022-2026	769.4	116.7	886.1
2027-2031	435.0	0.0	435.0
2032-2036	1,414.0	0.0	1,414.1
After 2036	475.0	0.0	475.0
	$11,612.4	$320.9	$11,933.3
[1]	Debentures denominated in foreign currencies have been converted to Canadian dollars at the exchange rate in effect at March 31, 2006.
(U.S. dollars — $1.1671)

        The following table sets forth the General Revenue Fund gross debt characteristics at March 31, 2006.

Debt Characteristics
(unaudited)

	As a Percentage of Total	Weighted Average Term To Maturity [1] (years)	Weighted Average Interest Rate [1]
Public Debentures [2]	91%	10.93	6.56%
Canada Pension Plan Debentures	8%	6.24	8.93%
Promissory Notes	1%	0.07	3.58%

Gross Debt	100%	10.44	6.69%
[1]	Weighted by the total principal amount of each loan issue.
[2]	Includes other debentures.

        Interest on the General Revenue Fund debt amounted to $820.8 million in fiscal year 2006. Of this amount, $286.3 million ($5.3 million short term and $281.0 million long term) was reimbursed by the Crown corporations. The non-reimbursable portion of gross interest expense was $534.5 million.

        Debt guaranteed by the General Revenue Fund amounted to $46.1 million at March 31, 2006, compared to $56.0 million at March 31, 2005. This decrease was due primarily to debt reduction of $11.5 million in NewGrade Energy Inc. (“NewGrade”) ($17.7 million debt outstanding at March 31, 2006).

        The following table sets forth this guaranteed debt for the five fiscal years ended March 31, 2006.

Guaranteed Debt

	At March 31
	2002	2003	2004	2005	2006
	(Millions)
Guaranteed Debt	$260.8	$184.1	$113.4	$56.0	$46.1

        Guaranteed debt is reported net of loss provisions (2006 – $0.5 million; 2005 – $1.4 million; 2004 – $1.5 million; 2003 – $1.8 million; 2002 – $1.8 million).

        The major decrease in guaranteed debt between March 31, 2002, and March 31, 2006, is due to the reduction of NewGrade debt ($60.4 million) and the elimination of the liability for Saskferco Products Inc. debt ($115.2 million).

        Authority for the Government to guarantee the debt of others must be provided in specific legislation since no general statutory authority exists. The Financial Administration Act, 1993 provides that no department, board, commission or agent of the Government shall provide a guarantee or a program of guarantees of loans or other liabilities by which guarantee or program of guarantees the Government of Saskatchewan would be liable to make any payment with respect to the loans or liabilities, unless the guarantee or program of guarantees, as the case may be, has received the prior approval of the Minister of Finance. Certain Crown corporations located within the Province are separately authorized to provide guarantees of the debt of others. Such guarantees are not contingent liabilities of the General Revenue Fund, and the amounts so guaranteed are not included in the above table or in the financial statements of the General Revenue Fund.

        The Government of Saskatchewan provided Royal Trust with a guarantee and indemnity in 1983 respecting the liability and obligations of CIC MIC pursuant to each of two lease agreements of CIC Mining Corporation (previously the Potash Corporation of Saskatchewan Mining Limited) for the purchase of mining equipment. The Government has been released from all such guarantees but remains contingently liable for indemnity related to damages caused by the equipment and provisions governing the payment of taxes for the period during which its guarantees to Royal Trust were in place.

Debt Record

        The Government has always paid the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to meet its guarantee, all promptly when due in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Other Public Sector Debt

        The General Revenue Fund financial statements do not disclose the debt of all public entities located within the Province. Responsibility for a variety of provincial functions and powers has been transferred to local government bodies, including regional health authorities, municipalities, school boards and certain other local authorities. Regional health authorities may raise money for their purposes through certain service charges. The authorities have power to borrow money up to a prescribed amount above which the approval of the Minister of Health is required. Other local bodies raise money for their purposes, in the case of municipalities by way of direct levy on persons or property within their jurisdiction or, in other cases, by requisition on municipalities, and may have power to borrow money, subject to the approval of the Saskatchewan Municipal Board. The Saskatchewan Municipal Board is an autonomous regulatory body established by Provincial statute with broad powers to regulate local government activity.

        Notwithstanding that significant financial assistance for operating and capital expenditures is made available to local government bodies by appropriation of the Legislative Assembly, the activities of local government bodies, including borrowing, are conducted independently of the Government. The Government is not directly or contingently liable for debt incurred by these bodies (with the exception of certain debt of certain regional health authorities), and, relative to the gross debt of the General Revenue Fund and the GDP of the Province, debt incurred by these bodies is not significant.

GENERAL REVENUE FUND SUPPLEMENTARY FINANCIAL INFORMATION

        The information contained in the following tables and notes, except for information marked as unaudited, has been derived from the financial statements of the General Revenue Fund, which have been examined by the Provincial Auditor for the five years ended March 31, 2006.

Government of the Province of Saskatchewan

General Revenue Fund Statement of Financial Position 1–7

	At March 31
	2002	2003	2004	2005	2006
	(Thousands of dollars)
Financial Assets

Cash and temporary investments	$130,194	$353,002	$501,675	$859,587	$1,027,206
Prepaid expenses	3,131	3,257	2,221	0	0
Accounts receivable	479,403	531,274	575,364	657,480	629,062
Agricultural land held for resale	111,370	109,960	108,086	106,508	105,343
Deferred charges	47,290	48,447	50,014	55,442	39,382
Loans to Crown corporations	3,608,190	3,626,777	3,612,227	3,583,364	3,630,985
Other loans	101,322	121,632	121,478	128,911	132,192
Equity investment in Crown Investments
Corporation of Saskatchewan	1,242,452	1,181,152	1,181,152	1,181,152	1,181,152
Total Financial Assets	5,723,352	5,975,501	6,152,217	6,572,444	6,745,322

Liabilities

Accounts payable and accrued liabilities	651,106	833,325	983,792	1,300,639	1,339,590
Deposits held	1,064,992	779,984	570,798	981,615	1,161,000
Unearned revenue	74,503	59,579	57,798	62,776	69,298
Debt (net of sinking fund equity)	11,170,089	11,448,203	11,643,864	11,128,938	10,828,208
Unamortized foreign exchange loss	(227,577)	(136,689)	(50,030)	(21,136)	(16,828)
Total Liabilities	12,733,113	12,984,402	13,206,222	13,452,832	13,381,268
Net Debt	(7,009,761)	(7,008,901)	(7,054,005)	(6,880,388)	(6,635,946)

Non–financial Assets
Prepaid expenses	0	0	0	2,113	6,102
Inventories held for consumption	0	0	0	57,435	66,784
Tangible capital assets	0	0	0	1,773,630	2,240,259
Total Non–financial Assets	0	0	0	1,833,178	2,313,145
Accumulated Deficit	$(7,009,761)	$(7,008,901)	$(7,054,005)	$(5,047,210)	$(4,322,801)

[1]	The Government also prepares summary financial statements. The Government’s summary financial statements provide a full accounting of the financial affairs and resources of all entities for which the Government is responsible. The financial transactions of the General Revenue Fund and provincial Crown corporations, agencies, boards, and commissions are included in the Government’s summary financial statements. The Government’s summary financial statements are included in Exhibit (e) Volume 1 of the Public Accounts.
[2]	In his opinion on the 2002, 2003, 2004, 2005 and 2006 General Revenue Fund financial statements, the Provincial Auditor directs the reader to refer to the Government’s summary financial statements to understand and assess the Government’s management of public financial affairs and resources as a whole.
[3]	The General Revenue Fund’s financial statements for 2002 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,952.0 million and expenditure would increase and surplus for the year would decrease by $39.0 million.
b.	The financial statements show a liability of $495.0 million owed to the Fiscal Stabilization Fund and revenue of $280.0 million from the Fiscal Stabilization Fund. It is the auditor’s opinion that, instead of recording revenue of $280.0 million, the financial statements should show an asset of $495.0 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $495.0 million, and revenue and surplus for the year would decrease by $280.0 million.
[4]	The General Revenue Fund’s financial statements for 2003 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $3,976.0 million and expenditure would increase and surplus for the year would decrease by $24.0 million.
b.	The financial statements show a liability of $577.0 million owed to the Fiscal Stabilization Fund and an expenditure of $82.0 million to the Fiscal Stabilization Fund. It is the auditor's opinion that, instead of recording an expenditure of $82.0 million, the financial statements should show an asset of $577.0 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $577.0 million, and expenditure would decrease and surplus for the year would increase by $82.0 million.

c.	It is the auditor’s opinion that loans to Crown corporations include $58.0 million that should be recorded as an expenditure as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expenditure, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $58.0 million. Also, expenditure would increase and surplus for the year would decrease by $58.0 million.
[5]	The General Revenue Fund’s financial statements for 2004 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,023 million and expenditure would increase and surplus for the year would decrease by $47 million.
b.	The financial statements show a liability of $366 million owed to the Fiscal Stabilization Fund and revenue of $211 million from the Fiscal Stabilization Fund. It is the auditor’s opinion that, instead of recording revenue of $211 million, the financial statements should show an asset of $366 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $366 million, and revenue and surplus for the year would decrease by $211 million.
c.	It is the auditor’s opinion that loans to Crown corporations include $32 million that should be recorded as an expenditure as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expenditure, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $32 million. Also, expenditure would increase and surplus for the year would decrease by $12 million.
[6]	The General Revenue Fund’s financial statements for 2005 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,143 million and operating expense would increase and surplus would decrease by $120 million.
b.	The financial statements show a liability of $749 million owed to the Fiscal Stabilization Fund and an expense of $383 million to the Fiscal Stabilization Fund. It is the auditor’s opinion that, instead of recording an expense of $383 million, the financial statements should record an asset of $749 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $749 million, and operating expense would decrease and surplus would increase by $383 million.
c.	It is the auditor’s opinion that loans to Crown corporations include $44 million that should be recorded as an expense as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expense, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $44 million. Also, operating expense would increase and surplus would decrease by $12 million.
[7]	The General Revenue Fund’s financial statements for 2006 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,246 million and expenses would increase and surplus would decrease by $103 million.
b.	The financial statements show a liability of $888 million owed to the Fiscal Stabilization Fund and an expense of $139 million to the Fiscal Stabilization Fund. It is the auditor’s opinion that, instead of recording an expense, the financial statements should record an asset equal to the liability it records. Had this been done, financial assets would increase and accumulated deficit would decrease by $888 million, and transfer to the Fiscal Stabilization Fund would decrease and surplus would increase by $139 million.
c.	It is the auditor’s opinion that loans receivable from Crown corporations include $24 million that should be recorded as an expense as they can only be repaid if the Government provides money from the General Revenue Fund to repay the loans. Had this amount been recorded as an expense, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $24 million. Also, operating expense would decrease and surplus would increase by $20 million.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit 1

	For the Year Ended March 31
	2002	2003	2004	2005	2006
	(Thousands of dollars)
Revenue

Taxation
Corporation capital	$363,204	$379,093	$371,479	$381,289	$524,650
Corporation income	145,338	178,267	310,573	257,679	393,629
Fuel	353,765	331,512	356,773	361,039	376,426
Individual income	1,196,410	1,429,757	1,245,763	1,329,081	1,447,905
Sales	770,984	813,932	854,480	985,079	1,112,350
Tobacco	120,049	158,472	176,747	187,029	171,107
Other	72,429	77,067	81,881	88,019	89,751
Total Taxation	3,022,179	3,368,100	3,397,696	3,589,215	4,115,818
Non–renewable Resources
Natural gas	129,067	152,728	210,455	212,440	269,074
Oil	555,337	862,318	774,488	906,938	1,124,952
Potash	179,658	175,061	120,179	305,494	277,967
Other	38,982	53,542	35,840	49,319	49,106
Total Non–renewable Resources	903,044	1,243,649	1,140,962	1,474,191	1,721,099
Transfers from Government Entities
Crown Investments Corporation of Saskatchewan	200,000	300,000	200,000	268,000	221,000
Liquor and Gaming Authority	315,710	328,680	360,766	361,044	351,673
Other enterprises and funds	45,627	63,811	53,484	55,420	41,214
Total Transfers from Government Entities	561,337	692,491	614,250	684,464	613,887
Other Own–source Revenue
Fines, forfeits and penalties	14,331	13,589	10,534	10,276	9,788
Interest, premium, discount and exchange	40,684	59,852	61,228	54,735	89,226
Motor vehicle fees	117,898	116,964	119,412	121,549	135,183
Other licences and permits	41,100	42,350	46,426	54,154	41,800
Sales, services and service fees	75,094	72,268	91,960	84,548	89,389
Transfers from other governments	15,790	12,907	19,294	16,668	16,860
Commercial operations	0	0	0	5,625	64,724
Other	30,531	33,715	23,684	30,096	54,413
Total Other Own–source Revenue	335,428	351,645	372,538	377,651	501,383
Total Own–source Revenue	4,821,988	5,655,885	5,525,446	6,125,521	6,952,187
Transfers from the Federal Government
Canada Health and Social Transfer	608,908	668,211	750,558	0	0
Canada Health Transfer	0	0	0	452,396	659,558
Canada Social Transfer	0	0	0	262,742	298,756
Health Reform Fund	0	0	0	46,732	0
Equalization	492,017	(9,215)	41,284	581,570	88,672
Other	136,161	141,824	241,110	322,859	218,379
Total Transfers from the Federal Government	1,237,086	800,820	1,032,952	1,666,299	1,265,365
Total Revenue	$6,059,074	$6,456,705	$6,558,398	$7,791,820	$8,217,552

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit (continued)

	For the Year Ended March 31
	2002	2003	2004	2005	2006
	(Thousands of dollars)
Operating Expense

Executive Branch of Government
Agriculture and Food	$0	$0	$0	$0	$422,390
Agriculture, Food and Rural Revitalization	400,420	311,970	332,388	391,566	0
Centenary Fund	29,919	24,451	27,843	0	0
Community Resources	579,956	607,099	605,027	603,048	630,819
Corrections and Public Safety	0	116,369	117,596	119,456	140,205
Culture, Youth and Recreation	23,346	43,472	47,668	52,958	62,662
Economic and Co–operative Development	70,144	0	0	0	0
Education	621,082	0	0	0	0
Energy and Mines	29,924	0	0	0	0
Environment	137,428	180,324	178,335	133,171	146,030
Forest Fire Contingency Fund	40,000	0	0	0	0
Executive Council	7,462	7,071	7,119	7,545	8,569
Finance	211,501	222,470	235,598	242,537	247,447
First Nations and Metis Relations	0	0	0	0	48,314
Government Relations	0	0	0	0	198,236
Government Relations and Aboriginal Affairs [2]	0	176,006	187,003	193,120	0
Health	2,199,753	2,342,835	2,515,823	2,773,961	2,990,625
Highways and Transportation	309,306	294,492	293,732	255,249	263,938
Highways and Transportation – commercial operations	0	0	0	5,583	5,715
Industry and Resources	0	91,561	71,514	75,627	62,395
Information Technology Office	0	0	3,089	4,144	4,853
Intergovernmental and Aboriginal Affairs	51,928	0	0	0	0
Justice	237,086	184,284	194,659	202,314	217,415
Labour	13,117	13,771	13,779	14,172	14,751
Learning	0	1,085,613	1,256,112	1,299,940	1,472,946
Municipal Affairs and Housing	170,550	0	0	0	0
Northern Affairs	0	0	4,883	4,902	5,184
Post–Secondary Education and Skills Training	508,942	0	0	0	0
Property Management	0	0	0	0	(765)
Property Management – commercial operations	0	0	0	0	58,384
Public Service Commission	8,945	8,554	8,515	8,263	8,908
Regional Economic and Co–operative Development	0	0	0	0	8,142
Rural Revitalization Office	597	0	0	0	0
Saskatchewan Municipal Board	956	0	0	0	0
Saskatchewan Property Management Corporation	24,502	21,833	22,108	24,278	0
Saskatchewan Research Council	8,306	0	7,964	7,779	12,390
Saskatchewan Water Corporation	8,722	3,016	0	0	0
SaskEnergy Incorporated	0	0	0	0	74,700
Women’s Secretariat	1,178	0	0	0	0

Legislative Branch of Government
Chief Electoral Officer	841	1,207	7,779	794	809
Children’s Advocate	0	0	0	0	1,195
Conflict of Interest Commissioner	91	99	102	107	114
Information and Privacy Commissioner	84	121	290	373	487
Legislative Assembly	17,239	17,455	18,295	18,462	18,987
Ombudsman	0	0	0	0	1,643
Ombudsman and Children’s Advocate	2,704	2,651	2,737	2,752	0
Provincial Auditor	5,136	5,727	5,755	5,755	5,932
Total Operating Expense	5,721,165	5,762,451	6,165,713	6,447,856	7,133,420

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit (concluded)

	For the Year Ended March 31
	2002	2003	2004	2005	2006
	(Thousands of dollars)
Operating Surplus	337,909	694,254	392,685	1,343,964	1,084,132

Finance – Servicing the Debt	(616,811)	(611,394)	(602,702)	(578,847)	(544,666)

Transfer from (to) the Fiscal Stabilization Fund	280,000	(82,000)	211,000	(382,500)	(139,000)

Surplus	$1,098	$860	$983	$382,617	$400,466

Accumulated Deficit, Beginning of Year	(7,010,859)	(7,009,761)	(7,008,901)	(7,054,005)	(5,047,210)

Adjustment to accumuated deficit	0	0	(46,087)	1,624,178	323,943

Accumulated Deficit, End of Year	$(7,009,761)	$(7,008,901)	$(7,054,005)	$(5,047,210)	$(4,322,801)
[1]	See Notes 1-7 commencing on page 33.
[2]	For 2005, Government Relations and Aboriginal Affairs reflects expenses for the Department of Government Relations and the Department of First Nations and Metis Relations.

Government of the Province of Saskatchewan

General Revenue Fund Statement of Change in Net Debt 1,2

	For the year ended March 31
	2005	2006
	(Thousands of dollars)
Surplus	$382,617	$400,466

Tangible Capital Assets
Acquisitions	(149,751)	(221,278)
Amortization	103,411	134,530
Net (gain) loss on disposal	143	(391)
Proceeds on disposal	133	3,243
Write down	0	2,927
Net Acquisition of Tangible Capital Assets	(46,064)	(80,969)

Other Non–financial Assets
Net use of prepaid expenses	108	337
Net acquisition of inventories held for consumption	(2,964)	(5,862)
Net Acquisition of Other Non–financial Assets	(2,856)	(5,525)

Decrease in net debt	333,697	313,972
Transfers from government organizations	(157,859)	(69,530)
Net Debt, beginning of year	(7,054,005)	(6,880,388)
Reclassification of prepaid expenditures to non-financial assets	(2,221)	0
Net Debt, End of Year	$(6,880,388)	$(6,635,946)
[1]	See Notes 1-7 commencing on page 33.
[2]	This is a new statement introduced in the 2004-05 fiscal year. It reconciles the annual surplus calculated on an expense basis to the annual change in net debt and is part of the new presentation that introduced non-financial assets as a separate category of assets on the Statement of Financial Position.

(See accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Investing Activities 1

	For the Year Ended March 31
	2002	2003	2004	2005	2006
	(Thousands of dollars)
Receipts

Loans

Agricultural Credit Corporation of Saskatchewan	$33,000	$20,434	$14,517	$9,100	$0
Crown Investments Corporation of Saskatchewan	101,168	154,108	0	0	0
Information Services Corporation of Saskatchewan	0	0	3,726	13,880	10,500
Municipal Financing Corporation of Saskatchewan	35,000	15,184	3,407	9,391	3,847
Saskatchewan Crop Insurance Corporation	0	0	0	0	68,579
Saskatchewan Housing Corporation	41,647	56,955	16,951	0	0
Saskatchewan Opportunities Corporation	0	19,401	0	0	0
Saskatchewan Power Corporation	0	0	140,935	149,929	86,312
Saskatchewan Property Management Corporation	0	0	0	5,500	0
Saskatchewan Telecommunications
Holding Corporation	0	0	22,641	14,497	0
Saskatchewan Water Corporation	628	669	714	764	34,012
SaskEnergy Incorporated	71,401	91,300	30,799	37,958	101,195
Other	13,173	58,860	73,279	60,810	60,224
Total Loan Receipts	296,017	416,911	306,969	301,829	364,669

Sinking Funds

Contributions received from Crown Corporations	23,364	24,459	24,608	25,729	69,045
Debt redemption funded from sinking funds	0	0	30,234	120,577	30,912
Total Sinking Fund Receipts	23,364	24,459	54,842	146,306	99,957

Other Investing Activities
Equity Investment in Crown Investments
Corporation of Saskatchewan	120,000	61,300	0	0	0
Other	1,253	1,258	1,635	1,443	905
Total Other Investing Activities	$121,253	$62,558	$1,635	$1,443	$905
Total Receipts	$440,634	$503,928	$363,446	$449,578	$465,531

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Investing Activities (concluded)

	For the Year Ended March 31
	2002	2003	2004	2005	2006
	(Thousands of dollars)
Disbursements

Loans

Agricultural Credit Corporation of Saskatchewan	$5,400	$4,700	$0	$0	$0
Education Infrastructure Financing Corporation	0	38,224	39,674	0	0
Information Services Corporation of Saskatchewan	34,090	10,270	0	0	0
Municipal Financing Corporation of Saskatchewan	0	3,407	5,000	7,148	5,000
Saskatchewan Crop Insurance Corporation	0	113,000	64,000	44,579	0
Saskatchewan Housing Corporation	24,500	16,951	0	0	0
Saskatchewan Opportunities Corporation	13,136	0	11,168	0	3,000
Saskatchewan Power Corporation	200,000	100,000	300,000	350,000	250,000
Saskatchewan Property Management Corporation	5,500	0	0	0	0
Saskatchewan Water Corporation	1,435	11,693	5,027	3,521	7,067
SaskEnergy Incorporated	60,000	50,000	0	50,000	102,500
Other	76,464	81,273	74,766	70,412	64,738

Total Loan Disbursements	420,525	429,518	499,635	525,660	432,305

Sinking Funds’ Contributions	82,041	81,925	83,424	91,273	135,070

Other Investing Activities	30	7	7	63	13

Total Disbursements	$502,596	$511,450	$583,066	$616,996	$567,388

Net Receipts (Disbursements)	$(61,962)	$(7,522)	$(219,620)	$(167,418)	$(101,857)
[1]	See Notes 1-7 commencing on page 33.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Cash Flow 1

	For the Year Ended March 31
	2002	2003	2004	2005	2006
	(Thousands of dollars)
Operating Activities

Surplus	$1,098	$860	$983	$382,617	$400,466

Non-cash items included in surplus	(18,316)	(38,794)	36,577	58,538	75,973
Net change in non-cash operating activities	(126,884)	114,141	104,065	231,425	6,067
Adjustment to accumulated deficit	0	0	(46,087)	0	10,513
Cash Provided by (Used for) Operating Activities	(144,102)	76,207	95,538	672,580	493,019

Capital Activities
Acquisition of tangible capital assets	0	0	0	(149,751)	(221,278)
Proceeds on disposal of tangible capital assets	0	0	0	133	3,243
Cash Used for Capital Activities	0	0	0	(149,618)	(218,035)

Investing Activities

Loan Advances	(420,525)	(429,518)	(499,635)	(525,660)	(432,305)
Loan Repayments	296,017	416,911	306,969	301,829	364,669
Sinking fund contributions received
from Crown corporations	23,364	24,459	24,608	25,729	69,045
Contributions made to sinking funds	(82,041)	(81,925)	(83,424)	(91,273)	(135,070)
Debt redemption funded from sinking funds	0	0	30,234	120,577	30,912
Other	121,223	62,551	1,628	1,380	892
Cash Provided by (Used for) Investing Activities	(61,962)	(7,522)	(219,620)	(167,418)	(101,857)

Financing Activities
Proceeds from debt	1,329,476	843,782	1,124,423	986,501	829,511
Repayment of debt	(1,028,393)	(404,651)	(642,482)	(1,394,950)	(1,014,404)
Increase (Decrease) in deposits held	(326,153)	(285,008)	(209,186)	410,817	179,385
Cash Provided by (Used for) Financing Activities	(25,070)	154,123	272,755	2,368	(5,508)

Increase (Decrease) in Cash and
Temporary investments	(231,134)	222,808	148,673	357,912	167,619
Cash and temporary investments
beginning of year	361,328	130,194	353,002	501,675	859,587
Cash and Temporary Investments,
End of Year	$130,194	$353,002	$501,675	$859,587	$1,027,206
[1]	See Notes 1-7 commencing on page 33.

(see accompanying notes)

Government of the Province of Saskatchewan
General Revenue Fund Notes to the Financial Statements
For the Year Ended For the Year Ended March 31, 2006

1.	Significant Accounting Policies

        These financial statements are prepared in accordance with the generally accepted accounting principles for senior governments as recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants, with the following exceptions:

°	transfers to and from the Fiscal Stabilization Fund are included in the determination of surplus for the year; and,
°	pension liabilities are not recorded in the financial statements. The General Revenue Fund accounts for defined benefit pension obligations on a cash basis.

        The significant accounting policies are summarized below.

(a)	Reporting Entity

        The General Revenue Fund is the general fund which receives all revenues unless otherwise specified by law. Spending from the General Revenue Fund is appropriated by the Legislative Assembly.

        Other government entities such as special purpose funds, Crown corporations, and other agencies, report separately in other financial statements. Only financial transactions to or from these other entities are included in the General Revenue Fund. The net expenses/recoveries for revolving funds’ operations are charged to expense.

        The Government’s summary financial statements which include the financial activities of the General Revenue Fund and other government entities are provided separately.

(b)	Basis of Accounting

Revenue

        Revenues are recorded on the accrual basis except for corporate and personal income taxes which are recorded when received from the federal government. Government transfers are recognized as revenue in the period during which the transfer is authorized and any eligibility criteria are met.

Expense

        Expenses are recorded on the accrual basis, except for defined benefit pension plan costs which are recorded on the cash basis. Government transfers are recognized as expenses in the period during which the transfer is authorized and any eligibility criteria are met.

Assets

        Financial assets are those assets on hand at the end of an accounting period which could provide resources to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations.

        Temporary investments are recorded at the lower of cost or market.

        Agricultural land held for resale is valued at the lower of cost or net realizable value, on an aggregate basis.

        Deferred charges include issue costs and net discounts or premiums incurred on the issue of long term debt. They are recorded at cost and amortized on a straight–line basis over the remaining life of the debt issue.

        Loans to Crown corporations and Other loans generally have fixed repayment terms and are interest bearing. Short term loans to Crown corporations are recorded at par; all other loans are recorded at cost. Interest received on these loans is netted against interest paid on money borrowed for these loans.

        Equity investment in Crown Investments Corporation of Saskatchewan is an advance to the corporation to form its equity capitalization and is recorded at cost.

        Where there has been a loss in value that is other than a temporary decline, loans and equity investments are written down to recognize the loss.

        Non–financial assets are acquired, constructed or developed assets that do not normally provide resources to discharge existing liabilities, but instead are normally employed to deliver government services, may be consumed in the normal course of operations and are not for sale in the normal course of operations.

        Inventories held for consumption are recorded at cost and expensed as they are consumed.

        Tangible capital assets are recorded at cost and include all amounts directly attributable to the acquisition, construction, development or betterment, except interest. Tangible capital assets are generally amortized on a straight-line basis over the estimated useful life of each asset.

Liabilities

        Liabilities are present obligations to outside organizations and individuals as a result of transactions and events occurring prior to year end, which will be satisfied in the future through the transfer or use of assets or another form of economic settlement. They consist of obligations to provide authorized transfers where any eligibility criteria have been met, to repay borrowings, to pay for goods and services acquired prior to year end, and to deliver goods or services in the future, where payment has been received.

        Unearned revenue consists mainly of revenue for Crown mineral leases and motor vehicle fees that will be earned in a subsequent fiscal year.

        Debt is issued for general government purposes and for Crown corporations. All debt is recorded at par.

        Premiums, discounts, and issue costs incurred on debt issued for general government purposes are recorded as deferred charges and amortized on a straight–line basis over the remaining life of the debt issue.

        Certain debenture issues require contributions to a sinking fund. These obligations are recorded at principal less sinking fund balances where applicable. The General Revenue Fund is reimbursed by Crown corporations for all sinking fund contributions made on debt incurred on their behalf. Premiums and discounts on long term investments within the sinking fund are amortized on a constant yield basis.

        Debt issues and sinking fund investments held in foreign currencies are converted to the Canadian dollar equivalent at the exchange rate in effect at March 31.

        Interest, discounts, premiums and commissions on money borrowed for Crown corporations and others are netted against reimbursements by these entities.

        Unamortized foreign exchange loss includes unrealized foreign exchange gains and losses resulting from conversion of debt and sinking fund investments, held for general government purposes in a foreign currency, to the Canadian dollar equivalent at March 31. Unrealized foreign exchange gains and losses are amortized on a straight–line basis over the remaining life of the debt issue. Realized foreign exchange gains or losses, resulting from transactions for general government purposes, are included in servicing the debt.

        Guaranteed debt includes guarantees by the Minister of Finance, made through specific agreements or legislation, to repay promissory notes, bank loans, lines of credit, mortgages and other securities. Loss provisions on guaranteed debt are recorded when it is likely that a loss will occur. The amount of the loss provision represents the best estimate of future payments less recoveries. The loss provision is recorded as a liability and an expense in the year determined and is adjusted as necessary to ensure it equals the expected payout of the guarantee.

2.	Measurement Uncertainty

        Measurement uncertainty is uncertainty in the determination of the amount at which an item is recognized or disclosed in financial statements. Such uncertainty exists when there is a variance between the recognized or disclosed amount and another reasonably possible amount.

        Measurement uncertainty that may be material to these financial statements exists in the accrual of non–renewable resource royalties, and the federal government’s Canada Health Transfer and Canada Social Transfer payments. The uncertainty arises from factors such as price and production sensitivities in the royalty structures, and the effect on transfers from the federal government of changes in economic and demographic conditions in the Province and the country. Measurement uncertainty also exists in the disclosure of liabilities for defined benefit pension plans because actual experience may differ from actuarial estimations.

        While best estimates are used to report items, it is reasonably possible that changes in future conditions, occurring within one fiscal year, could require a material change in the amounts recognized or disclosed.

3.	Cash and Temporary Investments

        Temporary investments are generally for less than 30 days, and have an average effective interest rate of 3.78 per cent. These investments are carried at cost which approximates market value.

4.	Agricultural Land Held for Resale

        The estimated net realizable value of the agricultural land held for resale at March 31, 2006 is $205.6 million (2005 – $204.9 million).

5.	Tangible Capital Assets

        The Government has a significant investment in tangible capital assets that have a useful life of greater than one year. These assets are a key component in the delivery of government programs and provide on-going value to the public.

        The following table discloses the Government’s tangible capital assets and does not include works of art and historical treasures such as the Legislative Building. Intangible assets and items inherited by right of the Crown, such as Crown lands, forests, water and mineral resources, are not recognized in these financial statements.

						(Thousands of dollars)
	2006						2005
	Land & Buildings	Machinery & Equipment	Transportation Equipment	Office & Information Technology	Infrastructure	Total	Total
Estimated useful life	15 years– Indefinite	10–20 years	10–40 years	5–10 years	15–40 years
Opening Net Book Value of
Tangible Capital Assets	$244,530	$60,094	$12,930	$40,851	$1,415,225	$1,773,630	$1,569,707

Opening cost	281,844	106,126	18,163	74,329	2,773,254	3,253,716	2,964,143
Acquisitions	26,495	8,826	53,375	8,377	124,205	221,278	149,751
Transfers [1]	575,701	1,421	110,063	1,049	2,795	691,029	182,063
Writedowns	(1,635)	(884)	(793)	(889)	0	(4,201)	0
Disposals	(10,518)	(2,383)	(6,743)	0	(37,872)	(57,516)	(42,241)

Closing cost [2]	871,887	113,106	174,065	82,866	2,862,382	4,104,306	3,253,716

Opening accumulated
amortization	37,314	46,032	5,233	33,478	1,358,029	1,480,086	1,394,436
Annual amortization	23,832	4,952	11,115	8,082	86,549	134,530	103,411
Transfers [1]	254,091	810	50,189	168	111	305,369	24,204
Writedowns	150	(614)	(23)	(821)	34	(1,274)	0
Disposals	(10,420)	(1,863)	(4,531)	0	(37,850)	(54,664)	(41,965)

Closing accumulated
amortization	304,967	49,317	61,983	40,907	1,406,873	1,864,047	1,480,086

Closing Net Book Value of
Tangible Capital Assets	$566,920	$63,789	$112,082	$41,959	$1,455,509	$2,240,259	$1,773,630

[1]	During 2005-06, the Saskatchewan Property Management Corporation was wound-up, and transferred assets of $689,345 and accumulated amortization of $305,369 to the General Revenue Fund pursuant to Section 3(1) of The Saskatchewan Property Management Repeal Act.
[2]	Closing cost includes work–in–progress of $24.7 million (2005 – $11.7 million).

6.	Risk Management of Public Debt

        Funds are borrowed in both domestic and foreign capital markets by issuing Province of Saskatchewan securities. This borrowing activity finances general government operations and the activities of Crown corporations. These transactions result in exposure to four types of risk – interest rate risk, foreign exchange rate risk, credit risk and liquidity risk.

        To manage these risks, a preference for fixed rate Canadian dollar denominated debt is maintained. Where market conditions dictate that other forms of debt are more attractive, opportunities are identified to use derivative financial instruments to reduce these risks. A derivative financial instrument is a contract whose value is based on the value of another asset or index.

        Interest rate risk is the risk that debt servicing costs will increase due to changes in interest rates. This risk is managed by issuing debt securities at predominately fixed rates of interest rather than at floating rates of interest. Opportunities are sought to effectively convert floating rate debt into fixed rate debt through the use of interest rate swaps. At March 31, 2006, 85.6 per cent (2005 – 88.1 per cent) of the gross debt effectively carried a fixed rate of interest.

        Foreign exchange rate risk is the risk that debt servicing costs will increase due to a decline in the value of the Canadian dollar relative to other currencies. This risk is managed by maintaining a preference for issuing debt that is denominated in Canadian dollars. Where debt has been issued in foreign currencies, opportunities are sought to effectively convert it into Canadian dollar debt through the use of a cross currency swap. At March 31, 2006, 97.3 per cent (2005 – 91.5 per cent) of the gross debt was effectively denominated in Canadian dollars.

        Credit risk is the risk that a loss may occur from the failure of another party to meet its obligations under a derivative financial instrument contract. This risk is managed by dealing only with counterparties with good credit ratings and by establishing limits on individual counterparty exposures and monitoring those exposures on a regular basis. At March 31, 2006, 100 per cent (2005 – 100 per cent) of counterparties held a credit rating of A or higher, as defined by Standard and Poor’s.

        Liquidity risk is a risk that financial commitments will not be met over the short term. This risk is managed by distributing debt maturities over many years, maintaining sinking funds on long term debt issues and maintaining adequate cash reserves and short term borrowing programs as contingent sources of liquidity.

7.	Retirement Benefits

        The Government sponsors several defined benefit pension plans and a defined contribution pension plan.

        Pension fund assets of government sponsored defined benefit and defined contribution pension plans are invested in fixed income securities, equities, real estate and short term monetary items. The investment in Government of Saskatchewan securities is insignificant for all plans.

Defined benefit plans

        Defined benefit plans provide benefits based on length of service and pensionable earnings. A typical defined benefit plan provides pensions equal to 2.0 per cent of a member’s average five years highest salary, multiplied by the years of service to a maximum of 35 years. Members contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

        The two main plans are the Teachers’ Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP). Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan, Anti–TB League Employees Superannuation Plan and the Saskatchewan Pension Annuity Fund, an annuity underwriting operation. Obligations for allowances payable from the former Members of the Legislative Assembly Superannuation Fund (MLA) are part of the General Revenue Fund.

        Actuarial valuations are performed at least triennially. These valuations are extrapolated by an actuary when a valuation is not done in the current fiscal year. Valuations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality. These assumptions reflect estimates of expected long term rates and short term forecasts. Estimates vary based on the individual plan.

        The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension fund assets are valued at market related values based on actual market values averaged over a four year period. In the periods between valuations, the actuary estimates the market related value of pension fund assets using expected long term rates of return for the individual plans.

        The TSP provides inflation protection equal to 80 per cent of the annual increase in the Consumer Price Index (“CPI”). Judges who retire on or after April 1, 2003 receive inflation protection equal to 75 per cent of the previous year’s increase in CPI, up to a CPI increase of 5.0 per cent, and 50 per cent of the increase in CPI over 5.0 per cent. The PSSP and other plans provide adhoc inflation indexing at the discretion of the Lieutenant Governor in Council.

        The Government is required to match member current service contributions for all plans except Judges and the PSSP. Separate pension funds are maintained for all plans except the PSSP and the MLA. The PSSP member contributions are deposited into the General Revenue Fund. All pension obligations arising under the PSSP and the MLA are paid from the General Revenue Fund.

        Information on the defined benefit plans follows:

	2006				2005
	TSP	PSSP	Others	Total	Total
Plan status	closed	closed	closed [1]	n/a	n/a
Member contribution rate, percentage of salary	7.85	7.0-9.0 [2]	5.0-9.0 [2]	n/a	n/a
Number of active members	3,538	1,450	67	5,055	5,459
Average age of active members, years	53.2	54.0	56.7	53.5	52.4
Former members entitled to deferred pension benefits	5,224	124	11	5,359	5,786
Number of superannuates and surviving spouses	10,474	5,805	2,356	18,635	18,325
Actuarial valuation date	Jun 30/05	Dec 31/05	Various	n/a	n/a
Long–term assumptions used
Rate of compensation increase	3.50%	3.50%	3.50%	n/a	n/a
Expected rate of return on plan assets	6.75%	5.00%	5.00-6.00%	n/a	n/a
Discount rate	5.60%	5.00%	5.00-5.20%	n/a	n/a
Inflation rate	2.50%	2.50%	2.50%	n/a	n/a
[1]	Judges is open to new membership; all other plans are closed.
[2]	Contribution rate varies based on age upon joining the plan.

        Based on the latest actuarial valuation, extrapolated to March 31, 2006, the present value of accrued pension benefits and the market related value of pension fund assets are shown in the table below:

				(Thousands of dollars)
	2006				2005
	TSP [1]	PSSP	Others	Total	Total
Accrued benefit obligation,
beginning of year	$4,212,355	$1,588,098	$259,964	$6,060,417	$5,960,795
Current benefit cost	54,576	15,918	3,169	73,663	75,075
Interest cost	270,119	96,596	15,875	382,590	391,888
Actuarial losses (gains)	562,395	163,505	16,356	742,256	(7,450)
Benefit payments	(274,161)	(101,045)	(6,580)	(381,786)	(359,891)
Accrued Benefit Obligation, End of Year	4,825,284	1,763,072	288,784	6,877,140	6,060,417
Plan assets, beginning of year	1,570,646	0	171,484	1,742,130	1,781,315
Return on plan assets	104,072	0	17,972	122,044	122,308
Employer contributions	95,632	95,682	5,062	196,376	177,869
Employee contributions	16,773	5,363	368	22,504	25,488
Plan expenses	(3,697)	0	(3,558)	(7,255)	(4,959)
Actuarial losses	(48,354)	0	0	(48,354)	0
Benefit payments	(274,161)	(101,045)	(6,580)	(381,786)	(359,891)
Plan Assets, End of Year	1,460,911	0	184,748	1,645,659	1,742,130
	3,364,373	1,763,072	104,036	5,231,481	4,318,287
Unamortized estimation adjustments [2]	(754,838)	(215,790)	(15,258)	(985,886)	(175,427)

Pension Liabilities [3]	$2,609,535	$1,547,282	$88,778	$4,245,595	$4,142,860

[1]	The TSP accrued benefit obligation includes a liability of $35.9 million (2005 – $40.5 million) relating to the TSP disability provision. The TSP’s actual rate of return on plan assets was 16.0 per cent (2005 – 10.3 per cent).
[2]	Amortized against the net obligation over 1 to 13 years, which is the estimated average remaining service life of active plan members at the time the estimation adjustment arose.
[3]	The discount rates used for the latest actuarial valuations of the TSP and the PSSP were decreased to reflect the long–term expectation for the cost of borrowing for public debt. Changes in assumptions can result in significantly higher or lower estimates of liabilities. A 1.0 per cent decrease in the discount rate would result in a $559.1 million and $211.6 million increase in the pension liabilities for the TSP and the PSSP, respectively, and a 1.0 per cent increase would result in a $460.2 million and $176.3 million decrease in the pension liabilities for the TSP and the PSSP, respectively.

        At March 31, 2006, the market value of plan investments was $1.9 billion (2005 – $1.8 billion). Of this amount, 43.2 per cent (2005 – 41.7 per cent), was invested in fixed income securities and 49.1 per cent (2005 – 50.1 per cent) in equity investments.

Defined contribution plans

        Defined contribution plans provide pensions based on accumulated contributions and investment earnings. Employees contribute a percentage of salary.

        The Government sponsors the Public Employees Pension Plan (PEPP), a multi–employer defined contribution plan. Employers are required to provide contributions at specific rates for employee current service. The General Revenue Fund has fully funded its share. The General Revenue Fund also contributes to the Saskatchewan Teachers’ Retirement Plan (STRP), sponsored by the Saskatchewan Teachers’ Federation.

        Information on the defined contribution plans to which the General Revenue Fund contributes follows:

	2006				2005
	PEPP		STRP [1]	Total	Total
Plan status	open		n/a	n/a	n/a
Member contribution rate, percentage of salary	5.0-6.45	[2]	n/a	n/a	n/a
Government contribution rate, percentage of salary	6.35-6.45	[2]	n/a	n/a	n/a
Number of active members, all employers	30,536		n/a	30,536	29,452
General Revenue Fund participation
Number of active members	16,321		n/a	16,321	15,321
Member contributions (thousands of dollars)	$37,320		n/a	$37,320	$32,457
Government contributions (thousands of dollars)	36,912		$36,045	72,957	65,401
[1]	The STRP is a contributory defined benefit pension plan. The Government contributes an amount which is set through provincial negotiations.
[2]	Contribution rate varies based on employee group.

Pension expense

        Pensions are accounted for on a cash basis. The pension liabilities are not recorded in the financial statements.

	(Thousands of dollars)
	2006	2005
Defined benefit plans	$196,376	$177,869
Defined contribution plans	72,957	65,401
Total Pension Expense	$269,333	$243,270

8.	Commercial Operations

        Under The Financial Administration Act, 1993, the Lieutenant Governor in Council may approve the use of net budgeting for commercial type activities. With this approval, revenues may be used to pay for the related costs without requiring an appropriation. The Lieutenant Governor in Council has approved net budgeting for custom work in the Department of Highways and for accommodation, transportation, and support services in the Department of Property Management as follows:

				(thousands of dollars)
	Highways			Property Management [1]
	2006		2005	2006
	Budget	Actual	Actual	Budget	Actual
Commercial Operations Revenue
Recovery from external sources		$6,080	$6,100		$58,960
Recovery of overhead costs [2]		(316)	(475)		--
Commercial Operations Revenue	$5,000	5,764	5,625	$62,104	58,960
Commercial Operations Expense	5,000	5,715	5,583	62,104	58,384
Net Results	$--	$49	$42	$--	$576
[1]	The Department of Property Management was created in 2005-06.
[2]	Where a portion of revenue collected relates to the recovery of overhead costs (e.g. employee benefit costs) paid for through other departments, the revenue is included in sales, services and service fees.

9.	Debt Servicing Costs

	(Thousands of dollars)
	2006	2005
Total interest costs	$820,787	$847,241
Interest reimbursed from Crown corporations and others	(286,256)	(277,341)
Net foreign exchange loss	2,167	1,528
Other costs	7,968	7,419

Total Debt Servicing Costs	$544,666	$578,847

10.	Operating Expense by Function and by Object

        Operating expense by function is reported as follows:

	(Thousands of dollars)
	2006	2005
Agriculture	$423,208	$392,363
Community development	244,059	187,947
Economic development	104,722	109,252
Education	1,444,465	1,272,865
Environment and natural resources	131,665	117,073
Health	2,990,625	2,773,961
Protection of persons and property	316,721	281,713
Social services and assistance	710,475	679,398
Transportation	307,690	294,848
Other	459,790	338,436
Total Operating Expense	$7,133,420	$6,447,856

        Operating expense by object is reported as follows:

	(Thousands of dollars)
	2006	2005
Personal services	$602,391	$537,392
Travel	40,653	34,456
Transfers	5,739,936	5,185,792
Goods and services	391,842	352,243
Amortization of tangible capital assets	134,530	103,411
Other	224,068	234,562
Total Operating Expense	$7,133,420	$6,447,856

11.	Contingencies

        Guaranteed debt

        Debt of $46.1 million (2005 – $55.9 million) is guaranteed by the Minister of Finance.

        Lawsuits

        Up to $35.9 million may be paid, depending on the outcome of lawsuits in progress.

        Indian and Northern Affairs Canada

        The Government pays for certain social services provided to status Indians and submits claims to the federal government for the cost of these services. The Government believes these costs are the responsibility of the federal government and believes they are fully reimbursable. However, the federal government denies responsibility for a portion of these costs.

        The Government is unable to determine whether or not the outstanding amounts will be reimbursed. The Government will account for any recovery resulting from the resolution of this contingency at the time of settlement. No provision for such a recovery has been made in these financial statements.

        Crop Insurance Liability

        The Saskatchewan Crop Insurance Corporation administers the federal/provincial Crop Insurance Program. Premiums for the program are paid by the General Revenue Fund, the federal government and producers. A portion of the premiums is required to be paid to reinsurance funds established by the Province and the federal government. In certain circumstances, the reinsurance funds pay benefits to the Corporation.

        In any year, where crop insurance indemnities exceed net premiums and any crop insurance fund balance, the shortfall is derived from one or both of the Crop Reinsurance Fund of Saskatchewan and the Crop Reinsurance Fund of Canada for Saskatchewan.

        At March 31, 2006, the Crop Reinsurance Fund of Saskatchewan had a deficiency of $152.9 million (2005 – $183.7 million). Crop insurance premiums are actuarially set to cover indemnities over the long term. In the event that the deficiency in the Saskatchewan reinsurance fund cannot be recovered from future premiums, the General Revenue Fund is required to pay the deficiency.

Transfers from the Federal Government

        A Federal Act, Bill C–48, received royal assent on July 20, 2005 authorizing the federal Minister of Finance to make payments to provinces and territories, in respect of the fiscal year 2005–06. The payments will be provided for various programs such as post–secondary education, public transit, affordable housing, off–reserve aboriginal housing and northern housing.

        The amount of the federal transfer to provinces and territories will be based on the difference between the 2005–06 annual federal surplus and $2 billion. The financial outcome of the federal government is not expected to be known until the fall of 2006. Therefore, a reasonable estimate of the federal transfer to the Province of Saskatchewan is not yet determinable, and no amount has been recorded in these financial statements. A preliminary estimate of the federal transfer to the Province of Saskatchewan, in respect of the fiscal year 2005–06, is $108.1 million.

12.	Contractual obligations

        Major contractual obligations include:

°	Treaty land entitlement agreements valued at approximately $11.7 million over five years; rural municipality and school division tax loss compensation of approximately $6.8 million as land achieves reserve status over the course of the agreements;

°	Research and development projects for agriculture technology and opportunities in the agri–food industry, $13.4 million over five years;

°	Weyerhaeuser Canada Ltd. road maintenance and construction agreement, term indefinite, five year estimate $19.0 million;

°	Capital grant projects, over the next 15 years, $53.6 million;

°	Contracts for highway improvement, $65.7 million;

°	Computer service agreements, $28.9 million over three years;

°	Projects to expand innovation and enhance the competitive ability of the Saskatchewan economy, $72.3 million over five years;

°	Saskatchewan Association of Rehabilitation Centres, for beverage container collection and recycling, $34.0 million over three years;

°	Vaccine and Infectious Disease Organization, operating funding, $5.4 million over three years;

°	Construction contracts, $12.2 million;

°	Aerial fleet renewal, for fire suppression, $54.4 million over four years;

°	Vehicle purchases, $11.8 million; and,

°	Operating and capital lease obligations as follows:

	(thousands of dollars)
	Operating	Capital
Future minimum lease payments
2006-07	$29,262	$19,021
2007-08	23,968	17,461
2008-09	16,146	15,517
2009-10	12,241	11,852
2010-11	9,246	11,556
Thereafter	47,144	18,419
	138,007	93,826
Interest and executory costs	0	(37,600)
Total Lease Obligations	$138,007	$56,226

13.	Related Party Transactions

        Included in these financial statements are transactions with various Saskatchewan Crown corporations, agencies, boards, and commissions related to the General Revenue Fund by virtue of common control by the Government of Saskatchewan.

        Transactions include transfers to related parties of $2,545.1 million (2005 – $2,380.4 million).

        Routine operating transactions with related parties are recorded at the rates charged by those organizations and are settled on normal trade terms. These transactions include:

°	payments to related parties of approximately $27.5 million (2005 – $15.3 million) to Saskatchewan Telecommunications Holding Corporation and in 2005, $115.9 million to Saskatchewan Property Management Corporation; and,

°	taxation and non–renewable resource revenue received from related parties during 2005–06 of approximately $75.1 million (2005 – $74.4 million). In addition, Saskatchewan Provincial Sales Tax and Fuel Tax are received from related parties on all taxable purchases.

14.	Trust Funds

        Trust funds are property held and administered on behalf of beneficiaries. Trust assets are not owned by the Government and the Government has no equity in the funds. Therefore, trust funds are not included in the reporting entity.

        Trust fund assets held and administered by the General Revenue Fund at March 31, 2006, were as follows:

	(Thousands of dollars)
	2006	2005
Pension plans	$7,326,541	$6,636,532
Public Guardian and Trustee for Saskatchewan	148,566	137,154
Other	21,043	20,429
Total Trust Fund Assets	$7,496,150	$6,794,115

        Amounts are based on the latest financial statements of the funds closest to March 31, 2006, where available. The trust fund balances, net of liabilities, total $7,252.3 million (2005 – $6,547.8 million).

15.	Comparative Figures

        Certain of the 2005 figures have been reclassified to conform with the current year presentation. With regard to expenses, the figures are reported on the same basis as the Estimates for the prior year.

16.	Debt Reduction Account

        This account was established pursuant to The Balanced Budget Act. The Debt Reduction Account is an accounting of the accumulated surpluses of the General Revenue Fund commencing April 1, 1995.

	(Thousands of dollars)
	Budget	Actual
Debt Reduction Account, beginning of year	$969,113	$969,113
Reduction in Accumulated Deficit for the year	69	400,466
Debt Reduction Account, End of Year	$969,182	$1,369,579

17.	Adjustment to Accumulated Deficit

        On April 1, 2005, the Saskatchewan Property Management Corporation was wound up and its assets and liabilities were transferred to the General Revenue Fund. This transfer resulted in an increase in financial assets of $21.7 million, liabilities of $89.6 million, and non-financial assets of $391.8 million, and a corresponding decrease in the accumulated deficit of $323.9 million. At the same time, a new department with similar responsibilities, Property Management, was created.

        During 2004–05, the Government adopted new standards of accounting for non–financial assets recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Along with this change in accounting policy, a new financial statement presentation was introduced. This new presentation introduces non–financial assets as a separate category of assets on the Statement of Financial Position. It also results in the annual surplus and accumulated deficit being calculated using the expense basis of accounting, as opposed to the expenditure basis used previously. Also introduced is a new statement, the Statement of Change in Net Debt, which reconciles the annual surplus calculated on the expense basis to the annual change in the net debt. Net debt is calculated as liabilities less financial assets.

        Under the new recommendations, tangible capital assets, inventories for consumption and prepaid expenses are recorded as non–financial assets on the Statement of Financial Position and the cost of the Government’s use of these assets during the year is recorded as an expense in the Statement of Operations. Prior to 2004–05, tangible capital assets and inventories for consumption were recorded as expenditures in the period acquired. The initial impact of this change in accounting policy was an increase in the opening balances of tangible capital assets of $1,569.7 million and inventories for consumption of $54.5 million and a corresponding decrease in the opening accumulated deficit of $1,624.2 million. In addition, prepaid expenditures of $2.2 million were reclassified from financial to non–financial assets. The comparative figures have not been restated. The effect of this change in accounting policy in the 2004–05 year is an increase in non–financial assets of $206.9 million and an increase in the surplus of $54.9 million.

DETAIL OF GENERAL REVENUE FUND DEBT
As at March 31, 2006 (unaudited)

A.	Term Debt Issued to the Public

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding

October 27/00	June 1/06	6.00	Canadian	250,000,000
(Non Callable)
July 15/01	July 15/06	4.25	Canadian	45,191,000
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2002.)
August 23/96	August 23/06	7.846	Canadian	63,684,000
(The original 5,000,000,000 3.451% Japanese Yen loan has been swapped into Canadian dollars resulting in an all-in cost of 7.846%; Non Callable)
November 1/01	December 1/06	4.75	Canadian	300,000,000
(Non Callable)
January 25/00	January 25/07	6.35	Canadian	30,000,000
(Extendible at the option of the holder to January 25, 2030; annual sinking fund.)
January 25/00	January 25/07	5.49-6.35	Canadian	170,000,000
(Extendible at the option of the holder to January 25, 2030. This note pays interest at 6.20% to January 25, 2007, and 6.35%
thereafter; $120,000,000 of this note has been swapped into an obligation paying 5.49% to January 25, 2007, and 6.35% thereafter; annual sinking fund.)

March 9/00	March 9/07	6.25	Canadian	250,000,000
(Non Callable)
May 15/97	May 15/07	6.65	Canadian	30,000,000
(Non Callable; annual sinking fund)
July 15/02	July 15/07	3.25	Canadian	47,105,500
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2003)
January 31/02	September 6/07	5.00	Canadian	400,000,000
(Non Callable)
March 2/83	March 1/08	9.00	Canadian	50,000,000
(Non Callable)
March 15/93	March 15/08	7.698	Canadian	262,989,200
(Non Callable; annual sinking fund)
November 28/97	May 28/08	5.50	Canadian	20,000,000
(Non Callable; annual sinking fund)
February 26/98	June 2/08	5.50	Canadian	400,000,000
(Non Callable; annual sinking fund)
July 15/03	July 15/08	3.00	Canadian	108,844,500
(Redeemable annually at the option of the holder or any time on the death of the holder; The Province reserves the right to increase the interest rate after July 14, 2004)
September 24/03	September 5/08	3.90 - 5.75	Canadian	50,000,000
(Extendible at the option of the holder to September 5, 2033; This note pays interest at 3.90% to September 5, 2008, and 5.75% thereafter)
February 13/02	February 13/09	5.05 - 6.30	Canadian	30,000,000
(Extendible at the option of the holder to February 13, 2032; this note pays interest at 5.05% to February 13, 2009, and 6.30% thereafter; annual sinking fund)
August 3/04	June 17/09	4.00 - 5.50	Canadian	26,000,000
(If not redeemed by the holder on June 17, 2009, this note matures on June 17, 2019; This note pays interest at 4.00% to June 17, 2009 and 5.50% thereafter)

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding

July 15/04	July 15/09	2.50	Canadian	12,864,400
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2005)
September 24/02	September 24/09	4.75	Canadian	250,000,000
(Non Callable)
November 12/99	November 12/09	6.50	Canadian	250,000,000
(Non Callable; annual sinking fund)
January 18/90	January 18/10	10.00	Canadian	300,000,000
(Non Callable; annual sinking fund)
July 15/05	July 15/10	2.5	Canadian	150,969,500
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2006)
September 1/00	September 1/10	6.15	Canadian	550,000,000
(Non Callable; annual sinking fund)
June 10/03	September 5/11	4.75 - 5.80	Canadian	104,500,000
($50,000,000 of medium term notes were issued on June 10, 2003; This issue was reopened on June 2, 2004, and an additional $54,500,000 medium term notes were sold; Extendible at the option of the holder to September 5, 2033; This note pays interest at 4.75% to September 5, 2011, and 5.80% thereafter; annual sinking fund)

September 20/02	December 3/12	5.25	Canadian	350,000,000
(Non Callable; annual sinking fund)
February 2/93	February 1/13	7.613	Canadian	568,212,000
(The original 8% $400,000,000 U.S. debentures have been swapped into Canadian dollars at an interest rate of 7.613%; Non Callable; annual sinking fund)
June 17/03	June 17/13	4.75	Canadian	200,000,000
(Non Callable; annual sinking fund)
July 20/93	July 15/13	7.753 7.809 7.375	Canadian Canadian U.S.	228,639,500 97,147,500 50,000,000
($175,000,000 and $75,000,000 U.S. of the 7.375% debenture issue have been swapped into Canadian dollars at an interest rate of 7.753% and 7.809% respectively. Interest payments on the remaining $50,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 7.912%; Non Callable; annual sinking fund)

September 30/03	December 3/13	4.90	Canadian	200,000,000
(Non Callable; annual sinking fund)
March 14/91	April 10/14	10.25	Canadian	583,916,000
(Non Callable; annual sinking fund)
June 22/04	June 3/14	5.25	Canadian	300,000,000
(Non Callable)
December 1/65	December 1/15	5.125	Canadian	1,184,001
(Payable in blended semi-annual payments of principal and interest totalling $76,399.60. Prepayable in whole or in part any time prior to December 1, 2015, without penalty)
June 3/05	December 03/15	4.5	Canadian	200,000,000
(Non Callable; annual sinking fund)
November 15/05	January 15/16	4.309	Canadian	182,357,500
(The original 2.125% 200,000,000 Swiss Franc debentures have been swapped into Canadian dollars at an interest rate of 4.309%; Non Callable; annual sinking fund)
September 17/96	September 17/16	7.93	Canadian	14,219,000
(Non Callable Serial Note payable in annual instalments)

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding

June 17/04	June 17/19	5.00	Canadian	33,000,000
(After June 17, 2014, this note pays interest at the three month BA rate less 0.245%; Non Callable)
December 20/90	December 15/20	9.563 10.08 9.965 9.375	Canadian Canadian Canadian U.S.	65,972,500 126,600,000 128,797,500 45,000,000
($55,000,000, $100,000,000 and $100,000,000 U.S. of the 9.375% debenture issue has been swapped into Canadian dollars at an interest rate of 9.653%, 10.08% and 9.965% respectively; Interest payments on the remaining $45,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 9.653%. Non Callable; annual sinking fund)

February 26/91	February 15/21	9.254 9.125	Canadian U.S.	147,600,000 80,000,000
($120,000,000 U.S. of this debenture has been swapped into Canadian dollars at an interest rate of 9.254%. Interest payments on the remaining $80,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 9.254%; Non Callable; annual sinking fund)

February 4/92	February 4/22	9.60	Canadian	255,000,000
(Non Callable; annual sinking fund)
July 21/92	July 15/22	8.942 8.5	Canadian U.S.	256,320,000 100,000,000
($200,000,000 U.S. of the 8.5% debentures have been swapped into Canadian dollars at an interest rate of 8.942%. Interest payments on the remaining $100,000,000 have been swapped into Canadian dollars at an interest rate of 8.497%; Non Callable; annual sinking fund)

May 30/95	May 30/25	8.75	Canadian	175,000,000
(Non Callable; annual sinking fund)
December 4/98	March 5/29	5.75	Canadian	350,000,000
(Non Callable; annual sinking fund)
March 24/99	March 05/29	5.6	Canadian	60,000,000
(Non Callable; annual sinking fund)
February 17/00	January 25/30	6.25	Canadian	25,000,000
(Non Callable; annual sinking fund)
December 10/01	September 5/31	6.40	Canadian	550,000,000
(Non Callable; annual sinking fund)
May 12/03	September 5/33	5.80	Canadian	450,000,000
(Non Callable; annual sinking fund)
August 12/04	September 5/35	5.60	Canadian	400,000,000
(Non Callable; annual sinking fund)
February 15/05	March 5/37	5.00	Canadian	425,000,000
($150,000,000 of debentures were issued on February 15, 2005; $175,000,000 on May 6, 2005 and $100,000,000 on February 24, 2006; Non Callable: annual sinking fund)
September 16/02	September 5/42	5.70	Canadian	50,000,000
(Non Callable; annual sinking fund)

B.	Debentures Issued to Minister of Finance of Canada

Date of Issue	Date of Maturity	Interest Rate %	Amount Outstanding
Re: Canada Pension Plan [1]
April 1986-March 1987	April 2006-March 2007	9.6	113,709,000
April 1987-March 1988	April 2007-March 2008	9.61	88,333,000
April 1988-March 1989	April 2008-March 2009	10.08	93,932,000
April 1989-March 1990	April 2009-March 2010 [2]	9.90	101,867,000
April 1990-March 1991	April 2010-March 2011 [2]	10.85	90,318,000
April 1991-March 1992	April 2011-March 2012 [2]	9.92	90,664,000
April 1992-March 1993	April 2012-March 2013 [2]	9.37	62,705,000
April 1999-March 2000	April 2019-March 2020 [2]	6.34	46,335,000
April 2000-March 2001	April 2020-March 2021 [2]	6.54	75,553,000
April 2002-March 2003	April 2022-March 2023 [2]	5.89	41,182,000
April 2003-March 2004	April 2023-March 2024 [2]	5.48	40,189,000
April 2005-March 2006	April 2015-March 2036	4.63	20,654,000
			$885,441,000

Re: The Municipal Development Loan Fund
1965-1967	2007	5.38	$567
Total			$885,441,567
[1]	Debentures issued to the CPP have a 5–30–year maturity, are callable at the option of the Province and are redeemable in certain circumstances. The interest rates have been prepared on a weighted average basis.
[2]	Subject in part to annual sinking funds; equity in sinking funds at March 31, 2006, $89,254,200.

Summary

Thousands
Payable in Canadian Funds:
Term Debt Issued to the Public	$10,576,113
Debentures Issued to Minister of Finance of Canada	885,442
Payable in Foreign Currencies
Term Debt Issued to the Public (converted to Canadian Dollars)	320,953
Term Debt Outstanding	11,782,508
Promissory Notes Outstanding	150,800
Gross Debt	$11,933,308

CROWN CORPORATIONS

Introduction

        Saskatchewan’s Crown corporations are involved in a broad range of activities including the provision of electricity, natural gas, telecommunications, financial services and other goods and services. Certain Crown corporations are commercial enterprises intended to be self-sustaining while others receive an annual appropriation or grant to cover costs of administration and other expenses.

        Traditionally, the capital requirements of the Government’s enterprises have been financed, with few exceptions, through direct obligations of, or advances by, the General Revenue Fund (“GRF”). Provincial legislation governing certain Crown corporations provides for the issuance of securities by these enterprises, with or without a guarantee of the Province. Pursuant to The Financial Administration Act, 1993, all borrowings by Provincial Crown corporations must be approved by the Minister of Finance for Saskatchewan.

        Loans and advances to, and investments in, Crown corporations are carried in the financial statements of the GRF at cost. Loans and equity investments are written down to their estimated net realizable value.

        For administrative purposes, Saskatchewan’s Crown corporations are categorized into two separate groups. Most Crown corporations with commercial operations are under the purview of, and report to, Crown Investments Corporation of Saskatchewan, as discussed below. All other Crown corporations report directly to the Treasury Board, which is a committee of the Executive Council.

Crown Investments Corporation of Saskatchewan (“CIC”)

        Introduction.    CIC is a Provincial Crown corporation without share capital, established and operating under authority of The Crown Corporations Act, 1993, wholly owned by the Government of Saskatchewan. CIC is responsible for certain Provincial investments including Crown corporations and financial and operating investments. Crown corporations are designated as being under the purview of CIC by legislation or Order-in-Council. As at December 31, 2005, there were twelve corporations so designated.

        Fiscal Year 2005 Highlights — Non-Consolidated Basis.    CIC, as a legal entity, makes investments, borrows money, receives dividends and interest income and pays interest, grants and other expenses. The results of these transactions are reflected in CIC’s Non-Consolidated Financial Statements which, unlike the financial statements of the GRF, are based on the calendar year.

        Non-consolidated net earnings in 2005 were $248.1 million compared to $275.0 million in 2004. The $26.9 million decrease was primarily due to a decrease in dividend revenue from CIC’s subsidiary Crown corporations of $92.3 million and an increase in grants to subsidiaries of $29.5 million, partially offset by an increase in dividends from NewGrade of $44.6 million and savings related to the lowest utility bundle commitment. CIC paid rebates of $52.0 million in 2004. In 2005, the lowest utility bundle commitment was met through Saskatchewan Energy Share, a program designed to assist ratepayers with escalating natural gas costs.

        Revenues for the year were $304.5 million, a decrease of $46.4 million from 2004. The decrease was primarily the result of lower dividends from subsidiary Crown corporations partly offset by increased dividends from NewGrade.

        The following dividends were declared to CIC in 2005.

Millions
Saskatchewan Telecommunications Holding Corporation	$57.9
SaskEnergy Incorporated	29.3
NewGrade Energy Inc.	105.0
Saskatchewan Power Corporation	84.8
Saskatchewan Government Insurance	22.9
$299.9

Dividends declared to CIC in 2004 totalled $347.6 million.

        Expenses, including grants to subsidiary Crown corporations and public policy expenditures, were $56.3 million in 2005 (2004 — $75.9 million). The $19.6 million decrease was mainly due to the savings related to the lowest utility bundle commitment, which had rebates of $52.0 million in 2004, partially offset by a $29.5 million increase in grant funding to subsidiary Crown corporations and a $3.0 million increase in operating expenses. The Government met the lowest utility bundle commitment in 2005 through Saskatchewan Energy Share, an energy cost mitigation program. Grants to Crown corporations were $44.3 million (2004 — $14.8 million) and operating expenses were $11.8 million (2004 — $8.8 million).

        Operating costs increased by $3.0 million during 2005 relative to the prior year. In 2003, the Saskatchewan Government announced that CIC, on behalf of the Crown sector, would invest $20.0 million over the next five years to facilitate the participation and employment of more young and Aboriginal people in the CIC Crown corporations. The $3.0 million increase in expenses was primarily due to the implementation of this program.

        The increase in subsidiary grant funding was primarily due to a financial restructuring at SaskWater to reduce its debt which increased its funding by $25.9 million to $35.1 million. CIC provided grant funding of $1.7 million to Gradworks Inc., a newly established non-profit corporation created to provide internship opportunities to youth in Saskatchewan. Also, CIC’s funding to STC increased by $1.8 million, primarily due to the commencement of construction of STC’s new bus terminal facility and head office in Regina during the year.

        CIC does not carry any debt and did not have any asset write-downs in either 2004 or 2005.

        In November 2005, CIC established the Entrepreneurial Foundation of Saskatchewan and the Saskatchewan Entrepreneurial Fund to assist with the development and growth of small businesses in the province. CIC has committed to providing $1.8 million in operating capital for the Foundation, and up to $25 million in investment funding for the Fund over the next five years. The Foundation will provide business advice, mentoring, and support services to aspiring entrepreneurs with the goal of developing investment ready business plans. These business plans will then be eligible for investments from the Fund, which will provide financing of up to $1 million for each approved proposal.

        In May 2006, CIC established the First Nations and Métis Fund to improve participation by First Nations and Métis people in the economy by investing in Saskatchewan-based First Nations and Métis businesses.  CIC will provide up to $20 million for the Fund over the next four years. The Fund will make investments of between $1 million and $3 million in new or expanding businesses, which are majority-owned or controlled by First Nations or Métis people.

        Fiscal Year 2005 Highlights – Consolidated Basis.    The financial statements of CIC are consolidated with the Crown corporations under its purview and other investments to provide the Legislature with financial information relating to the aggregate results of these corporations. The corporations provide a wide variety of services and sell various commodities in both domestic and international markets. The diversified nature of the corporations within the consolidated group is such that the operating results are affected by events and conditions occurring throughout the world.

        For the year ended December 31, 2005, CIC reported consolidated net earnings of $306.7 million on total revenues of $4.3 billion, compared to consolidated net earnings of $312.1 million on total revenues of $3.8 billion in 2004. Excluding non-recurring income of $43.9 million (2004 – $8.0 million), income tax expense of $56.1 million (2004 – $26.2 million), and public policy expenditures of $nil (2004 – $52.0 million), earnings from ongoing operations were $434.3 million (2004 – $384.8 million). CIC’s financial results also included discontinued operations for assets in the process of being liquidated, including restatement of comparative figures in accordance with accounting policy. CIC recorded a loss on discontinued operations of $115.4 million (2004 – $2.2 million). Included in this category are assets held in its joint ventures, Centennial Foods Partnership and Hypor, as well as its subsidiaries, Meadow Lake Pulp Limited Partnership (MLPLP) and Crown Life Insurance Company (through its subsidiary HARO Financial Corporation (“HARO”)). CIC expects these assets to be disposed of in 2006 or early 2007. In addition, CIC’s 2005 results were impacted by adoption of a new accounting guideline regarding the consolidation of variable interest entities, defined as any kind of legal structure, such as a partnership, corporation or trust, which is subject to control by contractual or other financial arrangements rather than by voting equity. Upon review of investments held, CIC determined that three investments held by Investment Saskatchewan Inc., specifically HARO Financial Corporation (HARO), MLPLP and Prairie Ventures Limited Partnership (PVF), met this definition and required consolidation into the accounts of CIC. As a result, CIC increased its consolidated assets and, concurrently, its consolidated liabilities and equity by $770.8 million. This accounting policy was adopted by CIC for the 2005 fiscal year end and, in accordance with the guideline, management chose not to apply this policy to prior year comparative results. As a result, 2005 retained earnings were adjusted by $36.3 million.

        Consolidated earnings decreased $5.4 million from the prior year due to losses at Investment Saskatchewan of $87.7 million (2004 – earnings of $19.3 million) and lower earnings at SaskEnergy related to reduced gains on commodity sales and lower earnings from operations. Losses at Investment Saskatchewan attributable to a write down of the investment in MLPLP were $127.9 million. These decreases in consolidated earnings were partially offset by improved earnings at SaskPower and NewGrade. SaskPower’s earnings increased primarily due to the full year impact of a rate increase in late 2004 and improved hydro conditions which increased generation and electrical export revenues. NewGrade earnings improved substantially due to a general increase in differentials between world oil prices for light and heavy crude. Non-recurring items in 2005 consisted of $53.6 million of funding from the Province’s GRF to enact Saskatchewan Energy Share, and a loss of $9.7 million on a service agreement entered into by SGI. Non-recurring items in 2004 consisted of gains on the sale of assets: $4.3 million on the sale of shares in Austar United Communications Limited; and $3.7 million non-cash gain on the sale of shares of Navigata Holding, Inc.

        As CIC has strengthened its financial position by reducing its non-consolidated debt, higher dividends to the GRF have been possible. In 2006, CIC expects to declare a dividend of $167 million (2005 – $221 million).

        In November 2005, the Government of Saskatchewan established the Saskatchewan Energy Share program. One component of this program was a cap on the consumer price for natural gas to assist rate regulated customers in dealing with high natural gas prices. The difference between the market price for gas and the rate charged by SaskEnergy to customers (the cap) would be paid for by the Province for the period November 1, 2005 to March 31, 2006. Under the program, natural gas prices were capped at $7.95 per gigajoule. To December 31, 2005, CIC received $53.6 million from the GRF to compensate CIC for unrecovered natural gas costs. This included $31.7 million in unrecovered costs as at October 31, 2005 and $21.9 million relating to the price cap for the two month period November 1 to December 31, 2005.

        In 2003, the government made a commitment that Saskatchewan families will enjoy the lowest-cost bundle of basic utility services in Canada. The bundle includes residential electricity and natural gas, basic phone service and auto insurance. During 2005, CIC, through its external consultants Meyers Norris Penny, determined that Saskatchewan had the lowest cost package of services. In 2004, CIC expended $52.0 million in meeting the commitment.

        During 2005, capital expenditures made by CIC and the Crown corporations under its purview totaled $1,510.3 million compared to $1,033.7 million spent in 2004. Taxes and resource payments made by the corporations were $99.9 million in 2005 compared to $87.3 million in 2004. Total consolidated assets administered by CIC were $9.2 billion as at December 31, 2005, up from $8.1 billion as at December 31, 2004.

        On July 26, 2000, the Saskatchewan Rate Review Panel (“SRRP”) was established with a mandate to conduct a review and provide an opinion on the fairness and reasonableness of proposed Crown corporation monopoly rate changes, referred to the SRRP by the Minister of Crown Investments Corporation, considering the interests of the customer, the Crown corporation, and the public.

        SRRP considered two rate applications in 2005 (both are described in more detail in the Active Crowns Section below). In July 2005, SaskPower submitted a rate application for a 4.9 per cent system-wide increase. The rate change was approved and subsequently implemented on January 1, 2006. In September 2005, SaskEnergy submitted an application to SRRP to increase commodity rates 27 per cent. The application was revised upwards in October (41 per cent). SRRP’s recommendation of a 27 per cent increase effective November 1, 2005, was reduced to 10 per cent by Cabinet, in concert with Saskatchewan Energy Share, an energy cost mitigation program.

        SRRP has considered one rate application in 2006 and is currently considering a second application. In September 2006, SaskEnergy submitted a rate application for a system wide average commodity rate increase of 11 per cent effective November 1, 2006. Subsequent to the submission, market prices for natural gas fluctuated, resulting in an adjusted rate increase of 5.4 per cent approved by Cabinet. In October 2006, SaskPower submitted an application for a system wide average increase of 4.3 per cent effective January 1, 2007. Once this rate application has been reviewed by SRRP, it must be approved by Cabinet prior to implementation.

        CIC administers twelve subsidiary Crown corporations, including one wholly owned subsidiary incorporated under The Business Corporations Act (Saskatchewan). CIC also holds a major investment in NewGrade. Following is a brief commentary on CIC’s major holdings.

Active Crown Corporations

        As at December 31, 2005, the following twelve active Crown corporations were under CIC’s purview: Information Services Corporation of Saskatchewan, Investment Saskatchewan Inc., Saskatchewan Development Fund Corporation, SGGF Management Corporation, SGI, Saskatchewan Opportunities Corporation, SaskPower, SaskTel (Holding Corporation), Saskatchewan Telecommunications (a subsidiary of SaskTel), STC, Saskatchewan Water Corporation, and SaskEnergy. Of these corporations, SaskPower, SaskTel and SaskEnergy are the most significant in terms of assets, liabilities and operating income generated.

        Saskatchewan Power Corporation.    SaskPower provides the generation, purchase, transmission, distribution and sale of electricity and related products and services.

        SaskPower’s net earnings were $130.5 million in 2005 compared to $66.4 million in 2004. Earnings in 2005 were improved over 2004 primarily due to a rate increase that became effective in September 2004 and above average hydro conditions facilitating increased low cost hydro generation.

        Total revenues increased to $1,325.7 million in 2005 from $1,257.2 million in 2004 due to a full year of sales impacted by a 5.65 per cent system-wide average rate increase in September 2004, as well as an increase in export revenues.

        Expenses of $1,195.2 million increased slightly from $1,190.8 million in 2004 primarily due to higher operating costs, partially offset by lower finance charges and lower costs for fuel and purchased power related to improved hydro conditions.

        SaskPower’s debt increased to $2,297.1 million (including short-term debt) (2004 — $2,041.2 million) due to the additional borrowing of $300.0 million during the year partially offset by debt repayments, sinking fund installments and sinking fund earnings.

        For 2005, SaskPower declared a dividend to CIC of $84.8 million (2004 — $59.8 million).

        Capital spending of $473.1 million in 2005 (2004 — $300.6 million) was for new wind generation; customer connections; and to extend the life of existing transmission and distribution infrastructure.

        SaskPower and its wholly-owned subsidiary, SaskPower International, have invested over $250 million since 2004 for the development of 161 megawatts of wind generation in Saskatchewan. The 150 megawatt Centennial Wind Power Project is located near Swift Current and became operational in early 2006.

        Cabinet approved SaskPower’s interim 9 per cent system wide average increase effective September 1, 2004, pending SRRP’s review. As a result of SRRP’s review, the increase was effectively reduced to 5.65 per cent retroactive to September 1, 2004. SaskPower was directed to issue a credit to all customers, with interest, for the amount over-collected from them between September 1, 2004 and February 28, 2005. This credit appeared on electricity bills in March 2005.

        In July 2005, SaskPower submitted a rate application to SRRP for a 4.9 per cent system wide average increase effective October 1, 2005. In September 2005, the effective date of the proposed increase was deferred to January 1, 2006 due to improved lower cost hydro generation conditions in the province for 2005. The increase is to recover higher costs associated with fuel, operations, and maintenance of its infrastructure. Following SRRP’s review and recommendation of the rate application, Cabinet approved the rate increase.

        In October 2006, SaskPower submitted a rate application to SRRP for a system wide average increase of 4.3 per cent, effective January 1, 2007. The increase is to recover higher operating costs, primarily associated with rising labour costs and a clean coal feasibility study. The proposed increase must be reviewed by SRRP and approved by Cabinet before it can be implemented.

        Saskatchewan Telecommunications Holding Corporation.    SaskTel is the leading full service communications company in Saskatchewan, providing competitive voice, data, dial and high speed internet, entertainment and multimedia services, security, secure electronic transactions, wireless, data storage and web-hosting applications, text and messaging services over a fiber optic based fully digital network. The Corporation’s major asset is a wholly owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan for over 90 years. Saskatchewan Telecommunications’ operations are regulated by the Canadian Radio-television and Telecommunications Commission. The Corporation also maintains investments in companies that provide directory publishing, remote security monitoring, system design, project management, engineering consulting, software sales, multimedia, cable television, transaction clearing house, wireless point of sale, broadband Internet streaming, Internet pawnshop transaction tracking, advertising services, and telecommunication to business customers in British Columbia, Alberta, Ontario and Quebec. Through interconnection agreements with the Canadian telecommunication industry – primarily Bell Canada – the Corporation is part of the national and global communications network.

        SaskTel’s consolidated net income in 2005 of $64.4 million decreased from $94.5 million in 2004. This decrease was driven primarily by one time costs, including an asset write-down in Navigata and the wind-up and replacement of the defined benefit retiring allowance.

        Operating revenues of $982.2 million increased from $932.4 million in 2004. This increase is primarily due to increased revenues from cellular access and air time, as well as increased data, entertainment and consulting service revenues.

        Operating expenses of $893.6 million were higher than the $819.1 million in 2004. This increase is primarily due to expenses to acquire and support wireless revenue growth, the write-down of long-lived assets and wind-up and replacement of the employee retiring allowance as part of the settlement of the collective agreement with its union.

        SaskTel continues to self-finance its capital and dividend requirements. Debt of $359.1 million decreased from $369.0 million in 2004 primarily due to annual sinking fund installments and increased sinking fund earnings.

        SaskTel’s net capital spending in 2005 was $141.1 million, compared to $123.1 million in 2004 primarily due to continued investment in its telecommunications network and expansion of its data, entertainment, and cellular networks.

        During 2005, SaskTel declared a dividend of $57.9 million to CIC (2004 — $88.0 million).

        SaskEnergy Incorporated.    SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial and industrial customers in Saskatchewan. In addition, TransGas Limited (“TransGas”) is SaskEnergy’s wholly owned natural gas transmission and storage subsidiary.

        SaskEnergy’s consolidated earnings in 2005 were $76.7 million compared to $107.8 million in 2004 primarily due to a lower gain on commodity sales and lower net earnings from operations. The gain on commodity sales in 2005 included $53.6 million funded from the GRF to mitigate rising natural gas prices to customers.

        SaskEnergy incurred a gain on commodity sales of $11.4 million, including $53.6 million in funding from the GRF, a decrease from the $37.8 million gain in 2004. The corporation uses a Gas Cost Variance Account (“GCVA”) that was established to accumulate the differences between the commodity rate charged to customers, which is based on the forecast cost of gas sold, and the actual cost of gas sold. The purpose of the GCVA is to ensure that customers ultimately pay only actual costs for the commodity. In accordance with current accounting methods, the change in the balance of the GCVA over a reporting period either increases or decreases earnings. On October 31, 2005, the balance of the GCVA was $31.7 million. As part of Saskatchewan Energy Share, SaskEnergy received $31.7 million for unrecovered natural gas costs and $21.9 million for the purpose of reducing natural gas costs to $7.95 per Gigajoule for the two month period November 1 to December 31, 2005.

        Revenues of $320.7 million approximated revenues in 2004. Higher revenues associated with gas marketing activities were offset by lower consumption related to warmer weather and lower transportation revenue due to reduced rates.

        Expenses were $255.4 million in 2005 compared to $247.3 million in 2004.

        Debt decreased to $734.4 million from $754.5 million in 2004 primarily due to debt repayments.

        Capital spending of $58.6 million was lower than the $67.8 million spent in 2004 due to comparatively less spending on storage development and system expansion during 2005.

        For 2005, SaskEnergy declared a dividend to CIC of $29.3 million (2004 – $70.0 million).

        In September 2005, SaskEnergy submitted a rate application to SRRP for a system wide average commodity rate increase of 27 per cent effective November 1, 2005 to recover costs associated with record-high commodity prices. In October 2005 the rate application was revised to request a system wide average commodity rate increase of 41 per cent effective November 1, 2005. SRRP recommended a 27 per cent rate increase, which was subsequently reduced to 10 per cent by Cabinet, commensurate with an energy cost mitigation program (Saskatchewan Energy Share). The rate differential is a public policy expenditure and will not impair SaskEnergy’s financial health.

        In March 2006, due to the mitigation of natural gas prices, SaskEnergy submitted a rate application to SRRP for a system-wide average commodity rate decrease of 9.6 per cent effective April 1, 2006. SRRP agreed with the rate reduction and recommended it to Cabinet where it was subsequently approved.

        As a result of stronger than anticipated revenues attributable to increased throughputs, TransGas implemented a series of rate reductions: a 2.0 per cent reduction effective January 1, 2004; 3.4 per cent effective November 1, 2004; 2.6 per cent effective on January 1, 2006; and an interim 3.0 per cent effective June 1, 2006 to December 1, 2006.

        In September 2006, SaskEnergy submitted a rate application to SRRP for a system wide average commodity rate increase of 11 per cent, effective November 1, 2006. Subsequent to the submission, market prices for natural gas fluctuated, resulting in an adjusted rate increase of 5.4 per cent approved by Cabinet.

Major Wholly Owned Subsidiary

        Investment Saskatchewan Inc.    Investment Saskatchewan Inc. provides investment capital and financing, and prudently manages portfolios of commercially viable investments. The Corporation was incorporated under The Business Corporations Act (Saskatchewan) on November 14, 1979 as a wholly-owned subsidiary of Crown Investments Corporation of Saskatchewan (“CIC”), a Provincial Crown corporation. Effective September 3, 2003 by Order in Council 700/2003, which made effective The Crown Corporation Amendment Regulations, 1993, the Corporation was designated a subsidiary of CIC to which the provisions of The Crown Corporations Act, 1993 apply.

        On June 27, 2006, Investment Saskatchewan created a subsidiary of Investment Saskatchewan that will initially be wholly-owned by IS and intended to ultimately be employee owned. The newly created company will manage the existing portfolio and new investment assets under contract to Investment Saskatchewan.

        Investment Saskatchewan reported a net loss of $87.7 million in 2005 compared to net earnings of $19.3 million in 2004. This loss was mainly the result of a $109.7 million write-down relating to Meadow Lake Pulp Limited Partnership.

        Revenue was $160.9 million in 2005 compared to $37.6 million in 2004. The increase in revenue was primarily due to the requirement to consolidate Big Sky Farms Inc. commencing in 2005, which resulted in the inclusion of Big Sky’s sales in IS’s financial statements.

        Expenses were $107.2 million (2004 — $9.3 million). The $97.9 million increase was primarily due to the consolidation of Big Sky.

        Long-term debt was $124.8 million (2004 — $15.1 million). The increase is mainly due to the consolidation of Big Sky, and the acquisition of $52.0 million of MLPLP debt.

        During 2005, Investment Saskatchewan’s purchases of investments were $12.1 million (2004 — $9.5 million) and purchases of property, plant and equipment were $19.3 million (2004 — $0.5 million).

        During 2005, no dividends were declared to CIC. A payment of $42.3 million for the dividend declared in 2004 was made in March 2005.

        Investment Saskatchewan’s significant holdings are discussed below:

        Saskferco Products Inc. is a nitrogen-based fertilizer plant located near Belle Plaine, Saskatchewan, owned by Investment Saskatchewan (49 per cent), Cargill Limited (Canada) (50 per cent), and Citibank Canada (1 per cent). Medium Term Notes issued by Saskferco with a principal amount of U.S. $39.0 million as at March 31, 2006 are guaranteed by the GRF. The project agreements provide that cash flow will be allocated on a priority basis to the reduction of guaranteed debt. As a result of surplus cash from operations, Saskferco has established a debt retirement fund specifically for the Medium Term Notes. The fund had a balance of $54.2 million as of March 31, 2006. The GRF receives commercially-based guarantee fees based on guaranteed debt outstanding.

        In addition to guaranteeing the debt noted above, the GRF may, in certain circumstances, be obligated to provide additional financial support by way of a loan to Saskferco, in an amount not to exceed the lesser of $30.0 million or 15 per cent of the amount of guaranteed debt outstanding. Any such loan that may be necessary is to be repayable by Saskferco to the GRF on a priority basis and will bear interest at a chartered bank’s prime rate plus 1 per cent per annum. Investment Saskatchewan does not currently expect that this additional financing will be required.

        Meadow Lake Pulp Limited Partnership (“MLPLP”). MLPLP operates one of the world’s first zero-effluent chemithermomechanical pulp mills. CIC Pulp Ltd., a wholly-owned share capital subsidiary of Investment Saskatchewan, owns 50 per cent of MLPLP, with Millar Western Industries Ltd. holding the remaining 50 per cent. The state-of-the-art, environmentally friendly mill is located near Meadow Lake. Its wood pulp is sold in Canada, the United States and offshore. In April 2005, Investment Saskatchewan purchased $52.0 million in guaranteed debt from MLPLP’s debt issuers. As a result, Investment Saskatchewan’s outstanding guarantees have been replaced with direct financing by Investment Saskatchewan Inc. MLPLP has experienced negative earnings impacts due to lower pulp prices, a strong Canadian dollar, and energy costs. During 2005, Investment Saskatchewan has made loan provisions totalling $124.9 million on its investment in MLPLP.

        On December 28, 2005, MLPLP obtained creditor protection under the Companies’ Creditors Arrangements Act (“CCAA”). The CCAA process will provide time in which to investigate all options with respect to the future of the mill including the development of a cost reduction plan and pursuing potential purchasers of the mill. On January 9, 2006, Investment Saskatchewan approved the provision of up to $15 million in Debtor-in-Possession (“DIP”) financing to the pulp mill. The purpose of this temporary short-term liquidity facility is to assist the pulp mill in its restructuring efforts.

        HARO Financial Corporation (“HARO”). HARO is a Regina-based company created to acquire an ownership interest in Crown Life Insurance Company (“Crown Life”). At December 31, 2005, HARO held a 65.21 per cent ownership interest in Crown Life and Extendicare held 34.79 per cent. In May 1998, Crown Life entered into agreements with The Canada Life Assurance Company (“Canada Life”) for the sale of its business. Under the terms of the agreements, substantially all of Crown Life’s insurance business was transferred to Canada Life, with the balance to be transferred at the option of the parties to the agreements or the shareholders of Crown Life after January 1, 2004. The completion of the second step in the sale process was delayed due to the acquisition of Canada Life by Great-West Life in 2003. On April 24, 2006, the shareholders of Crown Life triggered the second and final close of the sale to Canada Life. The parties are currently negotiating the terms of a close and it is expected that the sale will be complete by January 1, 2007.

Major Investment

        CIC has invested as a commercial partner in the corporation discussed below.

        NewGrade Energy Inc. (“NewGrade”). NewGrade operates a heavy oil upgrading plant in Regina. NewGrade’s outstanding voting shares are owned 50 per cent by the Government of Saskatchewan through CIC and 50 per cent by Consumers’ Co-operative Refineries Limited (“CCRL”), a wholly owned subsidiary of Federated Co-operatives Limited of Saskatoon. The plant is currently operating substantially above design capacity with the ability to produce an output of approximately 3.23 million cubic metres of upgraded crude oil in any year in which the complex undergoes a one-month maintenance shutdown.

        NewGrade recorded a net profit for its fiscal year ending October 31, 2005, which contributed $88.9 million to CIC’s consolidated earnings for the year ended December 31, 2005 (2004 — $40.2 million). NewGrade’s earnings increased due to a general increase in differentials between world oil prices for light and heavy crude oil.

        In 2005, NewGrade made a cash distribution to the two shareholders. This cash distribution consisted of a dividend to each shareholder of $105.0 million.

        NewGrade’s total government-guaranteed debt at March 31, 2006 was $31.2 million. These amounts were guaranteed 56.7 per cent directly by the Government of Saskatchewan and 43.3 per cent by the Government of Canada but indemnified by CIC.

Crown Investments Corporation of Saskatchewan

Consolidated Statements of Financial Position

	At December 31
	2001	2002	2003	2004	2005
			(Thousands)	Restated Note 3

Current	$1,464,069	$1,317,689	$1,134,346	$1,563,295	$2,093,929
Long-term investments	1,102,408	942,046	995,718	652,665	657,093
Property, plant and equipment	5,296,224	5,338,342	5,385,609	5,329,223	5,688,140
Other assets	297,545	400,067	358,809	385,351	419,746
Long-term assets of discontinued operations	0	0	0	209,339	389,307
Total Assets	$8,160,246	$7,998,144	$7,874,482	$8,139,873	$9,248,215
Liabilities and Province’s Equity
Current	$1,258,557	$1,489,917	$1,340,789	$1,437,491	$1,724,875
Long-term debt	3,304,950	3,078,758	2,981,839	2,977,430	3,217,556
Long-term liabilities from discontinued operations	0	0	0	39,944	460,903
Deferred revenue and other liabilities	574,404	346,668	329,989	419,929	468,124
Province of Saskatchewan’s Equity	3,022,335	3,082,801	3,221,865	3,265,079	3,376,757
Total Liabilities and Province’s Equity	$8,160,246	$7,998,144	$7,874,482	$8,139,873	$9,248,215

Crown Investments Corporation of Saskatchewan

Consolidated Statement of Operations

	For the Period Ended December 31
	2001	2002	2003	2004	2005
			(Thousands)	Restated Note 3

Revenue
Sales of products and services	$3,324,329	$3,435,593	$3,857,164	$3,769,697	$4,155,153
Investment	53,277	52,822	39,069	72,448	89,555
Other	37,819	41,365	13,051	4,117	5,551
Total Revenue	$3,415,425	$3,529,780	$3,909,284	$3,846,262	$4,250,259

Expenses
Operating costs other than
those listed below	$2,386,676	$2,527,237	$2,903,360	$2,723,159	$3,065,619
Interest	316,622	270,682	122,353	248,546	243,939
Amortization of property, plant and equipment	400,790	397,203	424,517	402,461	406,455
Saskatchewan taxes and resource payments	103,520	105,102	98,373	87,342	99,944
Total Expenses	$3,207,608	$3,300,224	$3,548,603	$3,461,508	$3,815,957
Earnings before the following	207,817	229,556	360,681	384,754	434,302
Future income tax (expense) recovery	0	(6,474)	469	(26,465)	(35,881)
Public policy expenditure	0	0	0	(52,046)	0
Non-recurring items	(75,664)	70,987	(15,797)	8,023	43,915
Current income tax expenses	0	0	0	0	(20,249)
Loss from discontinued operations	0	0	0	(2,205)	(115,422)
Net Earnings	$132,153	$294,069	$345,353	$312,061	$306,665

(see accompanying notes)

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN

Notes to Financial Information

1.	The foregoing financial information has been derived from the audited consolidated financial statements of Crown Investments Corporation of Saskatchewan. The foregoing narrative description is unaudited.

2.	Effective January 1, 2003, CIC adopted the new Canadian Institute of Chartered Accountants handbook section 3110 “Asset Retirement Obligations.” This section requires the recognition of the fair value (net present value) of the total estimated future decommissioning costs when the assets are put into service.

3.	Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”) of the CICA Handbook is effective for periods beginning on or after November 1, 2004, as a result, the Corporation adopted this standard effective January 1, 2005. AcG-15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements.

An entity falls under the guidance in AcG-15 and is classified as a variable interest entity (“VIE”) if it has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

The Corporation has determined that the following entities fall under the classification of a VIE and have been consolidated in the financial statements:

HARO Financial Corporation (HARO) Meadow Lake Pulp Limited Partnership (MLPLP) Prairie Ventures Limited Partnership (PVF)

Prior to January 1, 2005, the Corporation accounted for HARO as a loan receivable, and MLPLP and PVF using the equity method. The impact of consolidating these VIE’s on the balance sheet and income statement as at December 31, 2005 was to increase (decrease) assets, liabilities and income as follows:

Cash	$4,010
Net current assets	41,026
Current assets of discontinued operations	329,333
Long-term investments	(106,911)
Property, plant and equipment	106,549
Other assets	14,264
Long-term assets of discontinued operations	382,497
$770,768

Net current liabilities	$28,521
Net long-term liabilities	76,748
Long-term liabilities of discontinued operations	407,234
Non-controlling interest	38,983
Non-controlling interest in discontinued operations	46,784
Retained earnings	46,677
$770,768

Restatement of comparative financial information is not required by AcG-15. The cumulative effect to retained earnings on the adoption of AcG-15 as at January 1, 2005 is an increase of $36.3 million. Net income in 2005 increased $10.3 million as a result of the consolidation of VIE’s.

4.	Certain of the 2004 comparative figures have been reclassified to conform with the current year’s presentation. Figures for 2001 through 2003 have not been similarly reclassified.

SOURCES OF INFORMATION

        Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document. The financial statements of the Government included herein under the headings “General Revenue Fund Supplementary Financial Information” and “Summary Financial Statements” have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability). All financial information contained herein was obtained from the most recent annual Budget Estimates, Public Accounts, or Crown Investments Corporation of Saskatchewan Annual Report, or was prepared by representatives of the Department of Finance or of CIC in their official capacities. The information set forth under “Province of Saskatchewan”, and other than described in the first sentence of this paragraph, was prepared by representatives of the Department of Finance in their official capacities.